Exhibit 99.3

WIPRO LIMITED AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS UNDER IFRS

AS AT AND FOR THE THREE MONTHS AND YEAR ENDED MARCH 31, 2025

WIPRO LIMITED AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(₹ in millions, except share and per share data, unless otherwise stated)

	Notes	As at March 31, 2024	As at March 31, 2025
				Convenience translation into US dollar in millions (unaudited) Refer to Note 2(iii)
ASSETS
Goodwill	6	316,002	325,014	3,804
Intangible assets	6	32,748	27,450	321
Property, plant and equipment	4	81,608	80,684	944
Right-of-Use assets	5	17,955	25,598	300
Financial assets
Derivative assets	18	25	^	^
Investments	8	21,629	26,458	310
Trade receivables		4,045	299	3
Other financial assets	11	5,550	4,664	54
Investments accounted for using the equity method		1,044	1,327	16
Deferred tax assets		1,817	2,561	30
Non-current tax assets		9,043	7,230	85
Other non-current assets	12	10,331	7,460	87

Total non-current assets		501,797	508,745	5,954

Inventories	9	907	694	8
Financial assets
Derivative assets	18	1,333	1,820	21
Investments	8	311,171	411,474	4,817
Cash and cash equivalents	10	96,953	121,974	1,428
Trade receivables		115,477	117,745	1,378
Unbilled receivables		58,345	64,280	753
Other financial assets	11	10,536	8,448	99
Contract assets		19,854	15,795	185
Current tax assets		6,484	6,417	75
Other current assets	12	29,602	29,128	341

Total current assets		650,662	777,775	9,105

TOTAL ASSETS		1,152,459	1,286,520	15,059

EQUITY
Share capital		10,450	20,944	245
Share premium		3,291	2,628	31
Retained earnings		630,936	716,477	8,387
Share-based payment reserve		6,384	6,985	82
Special Economic Zone re-investment reserve		42,129	27,778	325
Other components of equity		56,693	53,497	626

Equity attributable to the equity holders of the Company		749,883	828,309	9,696
Non-controlling interests		1,340	2,138	25

TOTAL EQUITY		751,223	830,447	9,721

LIABILITIES
Financial liabilities
Loans and borrowings	13	62,300	63,954	749
Lease liabilities		13,962	22,193	260
Derivative liabilities	18	4	-	-
Other financial liabilities	15	4,985	7,793	91
Deferred tax liabilities		17,467	16,443	192
Non-current tax liabilities		37,090	42,024	492
Other non-current liabilities	16	12,970	17,119	200
Provisions	17	-	294	3

Total non-current liabilities		148,778	169,820	1,987

Financial liabilities
Loans, borrowings and bank overdrafts	13	79,166	97,863	1,146
Lease liabilities		9,221	8,025	94
Derivative liabilities	18	558	968	11
Trade payables and accrued expenses	14	88,566	88,252	1,033
Other financial liabilities	15	2,272	3,878	45
Contract liabilities		17,653	20,063	235
Current tax liabilities		21,756	34,481	404
Other current liabilities	16	31,295	31,086	364
Provisions	17	1,971	1,637	19

Total current liabilities		252,458	286,253	3,351

TOTAL LIABILITIES		401,236	456,073	5,338

TOTAL EQUITY AND LIABILITIES		1,152,459	1,286,520	15,059

^ Value is less than 0.5

The accompanying notes form an integral part of these interim condensed consolidated financial statements

As per our report of even date attached	For and on behalf of the Board of Directors

for Deloitte Haskins & Sells LLP	Rishad A. Premji	Deepak M. Satwalekar	Srinivas Pallia
Chartered Accountants	Chairman	Director	Chief Executive Officer and
Firm’s Registration No: 117366W/W - 100018	(DIN: 02983899)	(DIN: 00009627)	Managing Director
(DIN: 10574442)
Anand Subramanian	Aparna C. Iyer		M. Sanaulla Khan
Partner	Chief Financial Officer		Company Secretary
Membership No.: 110815			Membership No.: F4129
Bengaluru
April 16, 2025

WIPRO LIMITED AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENT OF INCOME

(₹ in millions, except share and per share data, unless otherwise stated)

		Three months ended March 31,			Year ended March 31,
	Notes	2024	2025	2025	2024	2025	2025
				Convenience translation into US dollar in millions (unaudited) Refer to Note 2(iii)			Convenience translation into US dollar in millions (unaudited) Refer to Note 2(iii)
Revenues	21	222,083	225,042	2,634	897,603	890,884	10,428
Cost of revenues	22	(157,219)	(155,525)	(1,820)	(631,497)	(617,802)	(7,231)

Gross profit		64,864	69,517	814	266,106	273,082	3,197

Selling and marketing expenses	22	(15,443)	(15,065)	(176)	(69,972)	(64,378)	(753)
General and administrative expenses	22	(13,920)	(15,589)	(183)	(60,375)	(57,465)	(673)
Foreign exchange gains/(losses), net	24	(128)	224	3	340	32	^

Results from operating activities		35,373	39,087	458	136,099	151,271	1,771

Finance expenses	23	(3,308)	(3,767)	(44)	(12,552)	(14,770)	(173)
Finance and other income	24	6,759	11,819	138	23,896	38,202	447
Share of net profit/ (loss) of associate and joint venture accounted for using the equity method		(202)	291	3	(233)	254	3

Profit before tax		38,622	47,430	555	147,210	174,957	2,048
Income tax expense	20	(10,040)	(11,549)	(135)	(36,089)	(42,777)	(501)

Profit for the period		28,582	35,881	420	111,121	132,180	1,547

Profit attributable to:
Equity holders of the Company		28,346	35,696	418	110,452	131,354	1,537
Non-controlling interests		236	185	2	669	826	10

Profit for the period		28,582	35,881	420	111,121	132,180	1,547

Earnings per equity share:	25
Attributable to equity holders of the Company
Basic		2.71	3.41	0.04	10.44	12.56	0.15
Diluted		2.70	3.39	0.04	10.41	12.52	0.14

Weighted average number of equity shares used in computing earnings per equity share
Basic		10,444,700,646	10,462,328,534	10,462,328,534	10,576,571,110	10,456,741,552	10,456,741,552
Diluted		10,470,351,422	10,490,716,219	10,490,716,219	10,611,424,628	10,488,939,392	10,488,939,392

^ Value is less than 0.5

The accompanying notes form an integral part of these interim condensed consolidated financial statements

As per our report of even date attached	For and on behalf of the Board of Directors

for Deloitte Haskins & Sells LLP	Rishad A. Premji	Deepak M. Satwalekar	Srinivas Pallia
Chartered Accountants	Chairman	Director	Chief Executive Officer and
Firm’s Registration No: 117366W/W - 100018	(DIN: 02983899)	(DIN: 00009627)	Managing Director
(DIN: 10574442)
Anand Subramanian	Aparna C. Iyer		M. Sanaulla Khan
Partner	Chief Financial Officer		Company Secretary
Membership No.: 110815			Membership No.: F4129
Bengaluru
April 16, 2025

WIPRO LIMITED AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(₹ in millions, except share and per share data, unless otherwise stated)

	Three months ended March 31,			Year ended March 31,
	2024	2025	2025	2024	2025	2025
			Convenience translation into US dollar in millions (unaudited) Refer to Note 2(iii)			Convenience translation into US dollar in millions (unaudited) Refer to Note 2(iii)

Profit for the period	28,582	35,881	420	111,121	132,180	1,547

Other comprehensive income (OCI)
Items that will not be reclassified to profit or loss in subsequent periods
Remeasurements of the defined benefit plans, net	(177)	124	1	82	274	3
Net change in fair value of investment in equity instruments measured at fair value through OCI	(506)	(2,943)	(34)	(473)	(3,476)	(41)

	(683)	(2,819)	(33)	(391)	(3,202)	(38)

Items that will be reclassified to profit or loss in subsequent periods
Foreign currency translation differences	(844)	1,762	21	4,219	7,331	86
Reclassification of foreign currency translation differences on liquidation of subsidiaries to statement of income	(2)	(55)	(1)	(198)	(41)	^
Net change in time value of option contracts designated as cash flow hedges, net of taxes	271	(94)	(1)	198	(189)	(2)
Net change in intrinsic value of option contracts designated as cash flow hedges, net of taxes	15	335	4	128	146	2
Net change in fair value of forward contracts designated as cash flow hedges, net of taxes	355	810	9	1,655	(745)	(9)
Net change in fair value of investment in debt instruments measured at fair value through OCI, net of taxes	261	352	4	1,516	963	11

	56	3,110	36	7,518	7,465	88

Total other comprehensive income, net of taxes	(627)	291	3	7,127	4,263	50

Total comprehensive income for the period	27,955	36,172	423	118,248	136,443	1,597

Total comprehensive income attributable to:
Equity holders of the Company	27,781	36,005	421	117,744	135,595	1,587
Non-controlling interests	174	167	2	504	848	10

	27,955	36,172	423	118,248	136,443	1,597

^ Value is less than 0.5

The accompanying notes form an integral part of these interim condensed consolidated financial statements

As per our report of even date attached	For and on behalf of the Board of Directors

for Deloitte Haskins & Sells LLP	Rishad A. Premji	Deepak M. Satwalekar	Srinivas Pallia
Chartered Accountants	Chairman	Director	Chief Executive Officer and
Firm’s Registration No: 117366W/W - 100018	(DIN: 02983899)	(DIN: 00009627)	Managing Director
(DIN: 10574442)
Anand Subramanian	Aparna C. Iyer		M. Sanaulla Khan
Partner	Chief Financial Officer		Company Secretary
Membership No.: 110815			Membership No.: F4129
Bengaluru
April 16, 2025

WIPRO LIMITED AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(₹ in millions, except share and per share data, unless otherwise stated)

						Special Economic Zone re- investment reserve	Other components of equity			Equity attributable to the equity holders of the Company	Non- controlling interests	Total equity
Particulars	Number of shares (1)	Share capital, fully paid-up	Share premium	Retained earnings	Share- based payment reserve		Foreign currency translation reserve (2)	Cash flow hedging reserve (3)	Other reserves (2)
As at April 1, 2023	5,487,917,741	10,976	3,689	660,964	5,632	46,803	43,255	(1,403)	11,248	781,164	589	781,753
Comprehensive income for the year
Profit for the year	-	-	-	110,452	-	-	-	-	-	110,452	669	111,121
Other comprehensive income	-	-	-	-	-	-	4,006	1,981	1,305	7,292	(165)	7,127

Total comprehensive income for the year	-	-	-	110,452	-	-	4,006	1,981	1,305	117,744	504	118,248

Issue of equity shares on exercise of options	6,883,426	13	3,370	-	(3,370)	-	-	-	-	13	-	13
Issue of shares by controlled trust on exercise of options (1)	-	-	-	1,462	(1,462)	-	-	-	-	-	-	-
Compensation cost related to employee share-based payment	-	-	-	7	5,584	-	-	-	-	5,591	-	5,591
Transferred from Special Economic Zone re-investment reserve	-	-	-	4,674	-	(4,674)	-	-	-	-	-	-
Buyback of equity shares, including tax thereon (4)	(269,662,921)	(539)	(3,768)	(141,015)	-	-	-	-	539	(144,783)	-	(144,783)
Transaction cost related to buyback of equity shares (4)	-	-	-	(390)	-	-	-	-	-	(390)	-	(390)
Financial liability on written put options (5)	-	-	-	-	-	-	-	-	(4,238)	(4,238)	-	(4,238)
Non-controlling interests on acquisition of subsidiary (5)	-	-	-	-	-	-	-	-	-	-	472	472
Dividend	-	-	-	(5,218)	-	-	-	-	-	(5,218)	(322)	(5,540)
Others	-	-	-	-	-	-	-	-	-	-	97	97

Other transactions for the year	(262,779,495)	(526)	(398)	(140,480)	752	(4,674)	-	-	(3,699)	(149,025)	247	(148,778)

As at March 31, 2024	5,225,138,246	10,450	3,291	630,936	6,384	42,129	47,261	578	8,854	749,883	1,340	751,223

(1) Includes 5,952,740 treasury shares held as at March 31, 2024 by a controlled trust. 3,943,096 shares have been transferred by the controlled trust to eligible employees on exercise of options during the year ended March 31, 2024.

(2) Refer to Note 19

(3) Refer to Note 18

(4) Refer to Note 30

(5) Refer to Note 7

WIPRO LIMITED AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(₹ in millions, except share and per share data, unless otherwise stated)

						Special Economic Zone re- investment reserve	Other components of equity			Equity attributable to the equity holders of the Company	Non- controlling interests	Total equity
Particulars	Number of shares (1)	Share capital, fully paid-up	Share premium	Retained earnings	Share- based payment reserve		Foreign currency translation reserve (2)	Cash flow hedging reserve (3)	Other reserves (2)
As at April 1, 2024	5,225,138,246	10,450	3,291	630,936	6,384	42,129	47,261	578	8,854	749,883	1,340	751,223
Comprehensive income for the year
Profit for the year	-	-	-	131,354	-	-	-	-	-	131,354	826	132,180
Other comprehensive income	-	-	-	-	-	-	7,253	(788)	(2,224)	4,241	22	4,263

Total comprehensive income for the year	-	-	-	131,354	-	-	7,253	(788)	(2,224)	135,595	848	136,443

Issue of equity shares on exercise of options	13,628,596	27	4,950	-	(4,950)	-	-	-	-	27	-	27
Bonus issue of equity shares (4)	5,233,369,207	10,467	(5,613)	(3,193)	-	-	-	-	(1,661)	-	-	-
Dividend (5)	-	-	-	(62,750)	-	-	-	-	-	(62,750)	-	(62,750)
Transfer from Other components of equity (2)	-	-	-	5,754	-	-	-	-	(5,754)	-	-	-
Transfer of shares pertaining to Non-controlling interests of subsidiary	-	-	-	25	-	-	(14)	-	(8)	3	(3)	-
Compensation cost related to employee share-based payment	-	-	-	-	5,551	-	-	-	-	5,551	-	5,551
Transferred from Special Economic Zone re-investment reserve	-	-	-	14,351	-	(14,351)	-	-	-	-	-	-
Others	-	-	-	-	-	-	-	-	-	-	(47)	(47)

Other transactions for the year	5,246,997,803	10,494	(663)	(45,813)	601	(14,351)	(14)	-	(7,423)	(57,169)	(50)	(57,219)

As at March 31, 2025	10,472,136,049	20,944	2,628	716,477	6,985	27,778	54,500	(210)	(793)	828,309	2,138	830,447

Convenience translation into US dollar in millions (unaudited) Refer to Note 2(iii)		245	31	8,387	82	325	638	(3)	(9)	9,696	25	9,721
(1) Includes 11,905,480 treasury shares held as at March 31, 2025 by a controlled trust. (2) Refer to Note 19 (3) Refer to Note 18 (4) Refer to Note 31 (5) Refer to Note 32

The accompanying notes form an integral part of these interim condensed consolidated financial statements

As per our report of even date attached	For and on behalf of the Board of Directors

for Deloitte Haskins & Sells LLP	Rishad A. Premji	Deepak M. Satwalekar	Srinivas Pallia
Chartered Accountants	Chairman	Director	Chief Executive Officer and
Firm’s Registration No: 117366W/W -100018	(DIN: 02983899)	(DIN: 00009627)	Managing Director
(DIN: 10574442)
Anand Subramanian	Aparna C. Iyer		M. Sanaulla Khan
Partner	Chief Financial Officer		Company Secretary
Membership No.: 110815			Membership No.: F4129
Bengaluru
April 16, 2025

WIPRO LIMITED AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

(₹ in millions, except share and per share data, unless otherwise stated)

	Year ended March 31,
	2024	2025	2025
			Convenience translation into US dollar in millions (unaudited) Refer to Note 2(iii)

Cash flows from operating activities
Profit for the year	111,121	132,180	1,547
Adjustments to reconcile profit for the year to net cash generated from operating activities:
Gain on sale of property, plant and equipment, net	(2,072)	(606)	(7)
Depreciation, amortization and impairment expense	34,071	29,579	346
Unrealized exchange (gain)/loss, net	655	(623)	(7)
Share-based compensation expense	5,584	5,551	65
Share of net (profit)/loss of associate and joint venture accounted for using equity method	233	(254)	(3)
Income tax expense	36,089	42,777	501
Finance and other income, net of finance expenses	(11,344)	(23,432)	(274)
Change in fair value of contingent consideration	(1,300)	(169)	(2)
Lifetime expected credit loss	640	324	4
Other non-cash items	488	-	-
Changes in operating assets and liabilities, net of effects from acquisitions
(Increase)/Decrease in trade receivables	7,824	1,894	23
(Increase)/Decrease in unbilled receivables and contract assets	5,919	(1,331)	(16)
(Increase)/Decrease in Inventories	287	213	2
(Increase)/Decrease in other financial assets and other assets	8,869	6,609	78
Increase/(Decrease) in trade payables, accrued expenses, other financial liabilities, other liabilities and provisions	(435)	548	6
Increase/(Decrease) in contract liabilities	(5,053)	2,341	27

Cash generated from operating activities before taxes	191,576	195,601	2,290
Income taxes paid, net	(15,360)	(26,175)	(307)

Net cash generated from operating activities	176,216	169,426	1,983

Cash flows from investing activities:
Payment for purchase of property, plant and equipment	(10,510)	(14,737)	(173)
Proceeds from disposal of property, plant and equipment	4,022	1,822	21
Payment for purchase of investments	(975,069)	(801,582)	(9,383)
Proceeds from sale of investments	978,598	706,520	8,270
Payment for business acquisitions including deposits and escrow, net of cash acquired	(5,291)	(964)	(11)
Payment for investment in joint venture	(484)	-	-
Repayment of security deposit for property, plant and equipment	300	(300)	(3)
Interest received	20,111	26,212	307
Dividend received	3	2,299	27

Net cash generated from/(used in) investing activities	11,680	(80,730)	(945)

Cash flows from financing activities:
Proceeds from issuance of equity shares and shares pending allotment	13	27	^
Repayment of loans and borrowings	(130,557)	(177,672)	(2,080)
Proceeds from loans and borrowings	120,500	195,595	2,290
Payment of lease liabilities	(10,060)	(10,474)	(123)
Payment for contingent consideration	(1,294)	-	-
Interest and finance expenses paid	(10,456)	(8,689)	(102)
Payment of dividend	(5,218)	(62,750)	(734)
Payment of dividend to Non-controlling interest holders	(322)	-	-
Payment for buyback of equity shares, including tax and transaction cost	(145,173)	-	-

Net cash used in financing activities	(182,567)	(63,963)	(749)

Net increase/(decrease) in cash and cash equivalents during the year	5,329	24,733	290
Effect of exchange rate changes on cash and cash equivalents	(239)	290	3
Cash and cash equivalents at the beginning of the year	91,861	96,951	1,135

Cash and cash equivalents at the end of the year (Note 10)	96,951	121,974	1,428

^ Value is less than 0.5

The accompanying notes form an integral part of these interim condensed consolidated financial statements

As per our report of even date attached	For and on behalf of the Board of Directors

for Deloitte Haskins & Sells LLP	Rishad A. Premji	Deepak M. Satwalekar	Srinivas Pallia
Chartered Accountants	Chairman	Director	Chief Executive Officer and
Firm’s Registration No: 117366W/W - 100018	(DIN: 02983899)	(DIN: 00009627)	Managing Director
(DIN: 10574442)
Anand Subramanian	Aparna C. Iyer		M. Sanaulla Khan
Partner	Chief Financial Officer		Company Secretary
Membership No.: 110815			Membership No.: F4129
Bengaluru
April 16, 2025

WIPRO LIMITED AND SUBSIDIARIES

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(₹ in millions, except share and per share data, unless otherwise stated)

1. The Company overview

Wipro Limited (“Wipro” or the “Parent Company”), together with its subsidiaries and controlled trusts (collectively, “we”, “us”, “our”, “the Company” or the “Group”) is a global information technology (“IT”), consulting and business process services (“BPS”) company.

Wipro is a public limited company incorporated and domiciled in India. The address of its registered office is Wipro Limited, Doddakannelli, Sarjapur Road, Bengaluru – 560 035, Karnataka, India. The Company has its primary listing with BSE Ltd. and National Stock Exchange of India Limited. The Company’s American Depository Shares (“ADS”) representing equity shares are also listed on the New York Stock Exchange.

The Company’s Board of Directors authorized these interim condensed consolidated financial statements for issue on April 16, 2025.

2. Basis of preparation of interim condensed consolidated financial statements

(i) Statement of compliance and basis of preparation

These interim condensed consolidated financial statements have been prepared in compliance with IAS 34, “Interim Financial Reporting”, as issued by the International Accounting Standards Board (“IASB”). Selected explanatory notes are included to explain events and transactions that are significant to understand the changes in financial position and performance of the Company since the last annual consolidated financial statements as at and for the year ended March 31, 2024. These interim condensed consolidated financial statements do not include all the information required for full annual financial statements prepared in accordance with International Financial Reporting Standards and its interpretations (“IFRS”).

The interim condensed consolidated financial statements correspond to the classification provisions contained in IAS 1 (revised), “Presentation of Financial Statements”. For clarity, various items are aggregated in the interim condensed consolidated statements of income, interim condensed consolidated statements of comprehensive income and interim condensed consolidated statements of financial position. These items are disaggregated separately in the notes to the interim condensed consolidated financial statements, where applicable. The accounting policies have been consistently applied to all periods presented in these interim condensed consolidated financial statements except for new accounting standards, amendments and interpretations adopted by the Company effective from April 1, 2024.

All amounts included in the interim condensed consolidated financial statements are reported in millions of Indian rupees (₹ in millions) except share and per share data, unless otherwise stated. Due to rounding off, the numbers presented throughout the document may not add up precisely to the totals and percentages may not precisely reflect the absolute figures. Previous period figures have been regrouped/rearranged, wherever necessary.

(ii) Basis of measurement

These interim condensed consolidated financial statements have been prepared on a historical cost convention and on an accrual basis, except for the following material items which have been measured at fair value as required by relevant IFRS:

a.	Derivative financial instruments;
b.	Financial instruments classified as fair value through other comprehensive income or fair value through profit or loss;
c.	The defined benefit liability/(asset) is recognized as the present value of defined benefit obligation less fair value of plan assets; and
d.	Contingent consideration and liability on written put options.

(iii) Convenience translation (unaudited)

The accompanying interim condensed consolidated financial statements have been prepared and reported in Indian rupees, the functional currency of the Parent Company. Solely for the convenience of the readers, the interim condensed consolidated financial statements as at and for the three months and year ended March 31, 2025, have been translated into United States dollars at the certified foreign exchange rate of US$1 = ₹ 85.43 as published by Federal Reserve Board of Governors on March 31, 2025. No representation is made that the Indian rupee amounts have been, could have been or could be converted into United States dollars at such a rate or any other rate. Due to rounding off, the translated numbers presented throughout the document may not add up precisely to the totals.

(iv) Use of estimates and judgment

The preparation of the interim condensed consolidated financial statements in conformity with IFRS requires the management to make judgments, accounting estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Accounting estimates are monetary amounts in the interim condensed consolidated financial statements that are subject to measurement uncertainty. An accounting policy may require items in the interim condensed consolidated financial statements to be measured at monetary amounts that cannot be observed directly and must instead be estimated. In such a case, management develops an accounting estimate to achieve the objective set out by the accounting policy. Developing accounting estimates involves the use of judgements or assumptions based on the latest available and reliable information. Actual results may differ from those accounting estimates.

Accounting estimates and underlying assumptions are reviewed on an ongoing basis. Changes to accounting estimates are recognized in the period in which the estimates are changed and in any future periods affected. In particular, information about material areas of estimation, uncertainty and critical judgments in applying accounting policies that have material effect on the amounts recognized in the interim condensed consolidated financial statements are included in the following notes:

a)

Revenue recognition: The Company applies judgement to determine whether each product or service promised to a customer is capable of being distinct, and is distinct in the context of the contract, if not, the promised product or service is combined and accounted as a single performance obligation. Revenue is recognized upon transfer of control of promised products or services to customers in an amount that reflects the consideration the Company expects to receive (the “Transaction Price”). The Company allocates the Transaction Price to separately identifiable performance obligation deliverables based on their relative stand-alone selling price. In cases where the Company is unable to determine the stand-alone selling price, the Company uses expected cost-plus margin approach in estimating the stand-alone selling price. The Company uses the percentage of completion method using the input (cost expended) method to measure progress towards completion in respect of fixed price contracts. Percentage of completion method accounting relies on estimates of total expected contract revenue and costs. This method is followed when reasonably dependable estimates of the revenues and costs applicable to various elements of the contract can be made. Key factors that are reviewed in estimating the future costs to complete include estimates of future labor costs and productivity efficiencies. Because the financial reporting of these contracts depends on estimates that are assessed continually during the term of these contracts, revenue recognized, profit and timing of revenue for remaining performance obligations are subject to revisions as the contract progresses to completion. When estimates indicate that a loss will be incurred, the loss is provided for in the period in which the loss becomes probable. Volume discounts are recorded as a reduction of revenue. When the amount of discount varies with the levels of revenue, volume discount is recorded based on estimate of future revenue from the customer.

b)

Impairment testing: Goodwill recognized on business combination is tested for impairment at least annually and when events occur or changes in circumstances indicate that the recoverable amount of goodwill or a cash generating unit to which goodwill pertains, is less than the carrying value. The Company assesses acquired intangible assets with finite useful life for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The recoverable amount of an asset or a cash generating unit is higher of value-in-use and fair value less cost of disposal. The calculation of value in use of an asset or a cash generating unit involves use of significant estimates and assumptions which include turnover, growth rates and net margins used to calculate projected future cash flows, risk-adjusted discount rate, future economic and market conditions.

c)	Income taxes: The major tax jurisdictions for the Company are India and the United States of America.

Significant judgments are involved in determining the provision for income taxes including judgment on whether tax positions are probable of being sustained in tax assessments. A tax assessment can involve complex issues, which can only be resolved over extended time periods.

Deferred tax is recorded on temporary differences between the tax bases of assets and liabilities and their carrying amounts, at the rates that have been enacted or substantively enacted at the reporting date. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable profits during the periods in which those temporary differences and tax loss carry-forwards become deductible. The Company considers expected reversal of deferred tax liabilities and projected future taxable income in making this assessment. The amount of deferred tax assets considered realizable, however, could reduce in the near term if estimates of future taxable income during the carry-forward period are reduced.

d)

Business combinations: In accounting for business combinations, judgment is required to assess whether an identifiable intangible asset is to be recorded separately from goodwill. Additionally, estimating the acquisition date fair value of the identifiable assets acquired (including useful life estimates), liabilities assumed, and contingent consideration assumed involves management judgment. These measurements are based on information available at the acquisition date and are based on expectations and assumptions that have been deemed reasonable by management. Changes in these judgments, estimates, and assumptions can materially affect the results of operations.

e)

Defined benefit plans and compensated absences: The cost of the defined benefit plans, compensated absences and the present value of the defined benefit obligations are based on actuarial valuation using the projected unit credit method. An actuarial valuation involves making various assumptions that may differ from actual developments in the future. These include the determination of the discount rate, future salary increases and mortality rates. Due to the complexities involved in the valuation and its long-term nature, a defined benefit obligation is highly sensitive to changes in these assumptions. All assumptions are reviewed at each reporting date.

f)

Expected credit losses on financial assets: The impairment provisions of financial assets are based on assumptions about risk of default and expected timing of collection. The Company uses judgment in making these assumptions and selecting the inputs to the expected credit loss calculation based on the Company’s history of collections, customer’s creditworthiness, existing market conditions as well as forward looking estimates at the end of each reporting period.

g)

Useful lives of property, plant and equipment: The Company depreciates property, plant and equipment on a straight-line basis over estimated useful lives of the assets. The charge in respect of periodic depreciation is derived based on an estimate of an asset’s expected useful life and the expected residual value at the end of its life. The lives are based on historical experience with similar assets as well as anticipation of future events, which may impact their life, such as changes in technology. The estimated useful life is reviewed at least annually.

h)

Useful lives of intangible assets: The Company amortizes intangible assets on a straight-line basis over estimated useful lives of the assets. The useful life is estimated based on a number of factors including the effects of obsolescence, demand, competition and other economic factors such as the stability of the industry and known technological advances and the level of maintenance expenditures required to obtain the expected future cash flows from the assets. The estimated useful life is reviewed at least annually.

i)

Provisions and contingent liabilities: The Company estimates the provisions that have present obligations as a result of past events and it is probable that outflow of resources will be required to settle the obligations. These provisions are reviewed at the end of each reporting date and are adjusted to reflect the current best estimates.

The Company uses significant judgement to disclose contingent liabilities. Contingent liabilities are disclosed when there is a possible obligation arising from past events, the existence of which will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Company or a present obligation that arises from past events where it is either not probable that an outflow of resources will be required to settle the obligation or a reliable estimate of the amount cannot be made. Contingent assets are neither recognized nor disclosed in the financial statements.

3. Material accounting policy information

Please refer to the Company’s Annual report for the year ended March 31, 2024, for a discussion of the Company’s other material accounting policy information except for new accounting standards, amendments and interpretations adopted by the Company effective on or after April 1, 2024.

i.	New amendments not yet adopted:

Certain new standards, amendments to standards and interpretations are not yet effective for annual periods beginning after April 1, 2024 and have not been applied in preparing these interim condensed consolidated financial statements. New standards, amendments to standards and interpretations that could have potential impact on the interim condensed consolidated financial statements of the Company are:

Amendments to IAS 21 – The Effects of Changes in Foreign Exchange Rates

On August 15, 2023, IASB issued ‘Lack of Exchangeability (Amendments to IAS 21)’ that clarifies how an entity should assess whether a currency is exchangeable and how it should determine a spot exchange rate when exchangeability is lacking, as well as require the disclosure of information that enables users of financial statements to understand the impact of a currency not being exchangeable. These amendments are effective for annual reporting periods beginning on or after January 1, 2025, with earlier application permitted. The adoption of amendments to IAS 21 is not expected to have any material impact on the interim condensed consolidated financial statements.

IFRS 18 – Presentation and Disclosure in Financial Statements

On April 9, 2024, IASB issued IFRS 18 ‘Presentation and Disclosure in Financial Statements’ which supersedes IAS 1 ‘Presentation of Financial Statements’, aimed at improving comparability and transparency of communication in financial statements. IFRS 18 requires an entity to classify all income and expenses within its statement of profit or loss into one of five categories: operating, investing, financing, income taxes and discontinued operations. These categories are complemented by the requirement to present specified totals and subtotals for ‘operating profit or loss’, ‘profit or loss before financing and income taxes’ and ‘profit or loss’. It also requires disclosure of management-defined performance measures and includes new requirements for aggregation and disaggregation of financials information based on the identified ‘roles’ of the primary financial statements and the notes.

Consequent to above, a narrow-scope amendments have been made to IAS 7 ‘Statement of Cash Flows’, which include changing the starting point for determining cash flows from operations under the indirect method from ‘profit or loss’ to ‘operating profit or loss’. Further, some requirements previously included within IAS 1 have been moved to IAS 8 ‘Accounting Policies, Changes in Accounting Estimates and Errors’ which has also been renamed IAS 8 ‘Basis of Preparation of Financial Statements’. IAS 34 ‘ Interim Financial Reporting’ was amended to require disclosure of management defined performance measures. Minor consequential amendments to other standards were also made.

An entity that prepares condensed interim financial statements in accordance with IAS 34 in the first year of adoption of IFRS 18, must present the heading and mandatory subtotals it expects to use in its annual financial statement. Comparative period in both the interim and annual financial statements will need to be restated and a reconciliation of the statement of profit or loss previously published will be required for the immediately preceding comparative period. IFRS 18 and the amendments to the other standards, is effective for reporting period beginning on or after January 1, 2027 and are to be applied retrospectively, with earlier application permitted.

The Company is currently assessing the impact of adopting IFRS 18 and the amendments to other standards, on the interim condensed consolidated financial statements.

IFRS 19 – Subsidiaries without Public Accountability: Disclosures

On May 9, 2024, IASB issued IFRS 19 ‘Subsidiaries without Public accountability: Disclosures’ which specifies the disclosure requirements an entity is permitted to apply instead of the disclosure requirements in other IFRS Accounting Standards. The standard allows a subsidiary which does not have public accountability and has an ultimate or intermediate parent that produces consolidated financial statements available for public use that comply with IFRS Accounting Standards, to elect IFRS 19. IFRS 19 and the amendments to the other standards, is effective for reporting period beginning on or after January 1, 2027, with earlier application permitted. The Company is currently assessing the impact of adopting IFRS 19 on the interim condensed consolidated financial statements.

Amendments to IFRS 9 and IFRS 7 – Classification and Measurement of Financial Instruments

On May 30, 2024, IASB issued ‘Classification and Measurement of Financial Instruments (Amendments to IFRS 9 and IFRS 7)’ to address matters identified during the post-implementation review of IFRS 9. The amendments clarify that a financial liability is derecognized on the ‘settlement date’ and introduce an accounting policy choice to derecognize financial liabilities settled using an electronic payment system before settlement date. The classification of financial asset with ESG linked features has been clarified through additional guidance on the assessment of contingent features. Additional disclosures are introduced for financial instruments with contingent features and equity instruments classified as fair value through OCI. These amendments are effective for annual reporting periods beginning on or after January 1, 2026, with earlier application permitted. The Company is currently assessing the impact of adopting these amendments on the interim condensed consolidated financial statements.

Amendments to IFRS 9 and IFRS 7 - Contracts referencing Nature-dependent electricity

The International Accounting Standards Board (IASB) has published amendments to IFRS 9 and IFRS 7 titled Contracts Referencing Nature-dependent Electricity. The IASB has added application guidance to IFRS 9 to address specifically whether a contract to buy electricity generated from a source dependent on natural conditions is held for the entity’s own-use expectations. The amendments also address specifically how an entity applies the hedge accounting requirements in IFRS 9 when a contract referencing nature-dependent electricity with a variable nominal amount is designated as the hedging instrument. The IASB decided to add complementary disclosure requirements to IFRS 7. The amendments are effective for annual periods beginning on or after 1 January 2026, with earlier application permitted. The Company is currently assessing the impact of adopting these amendments on the interim condensed consolidated financial statements.

4. Property, plant and equipment

	Land	Buildings	Plant and equipment (1)	Furniture and fixtures	Office equipment	Vehicles	Total
Gross carrying value:
As at April 1, 2023	₹ 4,860	₹ 47,700	₹ 117,732	₹ 18,086	₹ 7,818	₹ 161	₹ 196,357
Additions	-	428	6,975	1,716	354	3	9,476
Additions through Business combinations	-	-	373	-	1	-	374
Disposals	(486)	(1,174)	(22,815)	(1,586)	(663)	(131)	(26,855)
Translation adjustment	1	70	248	17	4	1	341

As at March 31, 2024	₹ 4,375	₹ 47,024	₹ 102,513	₹ 18,233	₹ 7,514	₹ 34	₹ 179,693

Accumulated depreciation/ impairment:
As at April 1, 2023	₹ -	₹ 10,927	₹ 85,501	₹ 11,520	₹ 5,928	₹ 145	₹ 114,021
Depreciation and impairment	-	1,490	11,856	2,193	638	7	16,184
Disposals	-	(683)	(22,019)	(1,444)	(639)	(130)	(24,915)
Translation adjustment	-	41	211	18	5	^	275

As at March 31, 2024	₹ -	₹ 11,775	₹ 75,549	₹ 12,287	₹ 5,932	₹ 22	₹ 105,565

Net carrying value as at March 31, 2024	₹ 4,375	₹ 35,249	₹ 26,964	₹ 5,946	₹ 1,582	₹ 12	₹ 74,128

Capital work-in-progress							₹ 7,480

Net carrying value including Capital work-in-progress as at March 31, 2024							₹ 81,608

Gross carrying value:
As at April 1, 2024	₹ 4,375	₹ 47,024	₹ 102,513	₹ 18,233	₹ 7,514	₹ 34	₹ 179,693
Additions	-	6,215	10,623	3,143	943	10	20,934
Additions through Business combination (Refer to Note 7)	-	-	9	-	-	-	9
Disposals	(6)	(680)	(13,668)	(1,803)	(793)	(9)	(16,959)
Translation adjustment	4	(3)	77	3	(1)	(1)	79

As at March 31, 2025	₹ 4,373	₹ 52,556	₹ 99,554	₹ 19,576	₹ 7,663	₹ 34	₹ 183,756

Accumulated depreciation/ impairment:
As at April 1, 2024	₹ -	₹ 11,775	₹ 75,549	₹ 12,287	₹ 5,932	₹ 22	₹ 105,565
Depreciation and impairment	-	1,662	11,050	2,229	623	4	15,568
Disposals	-	(410)	(13,189)	(1,526)	(730)	(8)	(15,863)
Translation adjustment	-	(30)	49	(1)	(4)	(1)	13

As at March 31, 2025	₹ -	₹ 12,997	₹ 73,459	₹ 12,989	₹ 5,821	₹ 17	₹ 105,283

Net carrying value as at March 31, 2025	₹ 4,373	₹ 39,559	₹ 26,095	₹ 6,587	₹ 1,842	₹ 17	₹ 78,473

Capital work-in-progress							₹ 2,211

Net carrying value including Capital work-in-progress as at March 31, 2025							₹ 80,684

^ Value is less than 0.5

(1) Including net carrying value of computer equipment and software amounting to ₹ 17,553 and ₹ 16,003, as at March 31, 2024 and March 31, 2025, respectively.

5. Right-of-Use assets

	Category of Right-of-Use asset
	Land	Buildings	Plant and equipment (1)	Vehicles	Total
Gross carrying value:
As at April 1, 2023	₹ 1,278	₹ 27,946	₹ 2,580	₹ 865	₹ 32,669
Additions	65	6,505	264	251	7,085
Additions through Business combination	-	33	-	-	33
Disposals	-	(6,203)	(636)	(271)	(7,110)
Translation adjustment	-	172	34	4	210

As at March 31, 2024	₹ 1,343	₹ 28,453	₹ 2,242	₹ 849	₹ 32,887

Accumulated depreciation:
As at April 1, 2023	₹ 77	₹ 12,127	₹ 1,192	₹ 571	₹ 13,967
Depreciation	21	5,485	444	181	6,131
Disposals	-	(4,439)	(561)	(244)	(5,244)
Translation adjustment	-	64	11	3	78

As at March 31, 2024	₹ 98	₹ 13,237	₹ 1,086	₹ 511	₹ 14,932

Net carrying value as at March 31, 2024	₹ 1,245	₹ 15,216	₹ 1,156	₹ 338	₹ 17,955

Gross carrying value:
As at April 1, 2024	₹ 1,343	₹ 28,453	₹ 2,242	₹ 849	₹ 32,887
Additions	-	10,822	3,735	228	14,785
Disposals	(221)	(4,389)	(632)	(354)	(5,596)
Translation adjustment	-	152	100	17	269

As at March 31, 2025	₹ 1,122	₹ 35,038	₹ 5,445	₹ 740	₹ 42,345

Accumulated depreciation:
As at April 1, 2024	₹ 98	₹ 13,237	₹ 1,086	₹ 511	₹ 14,932
Depreciation	21	5,362	539	180	6,102
Disposals	(13)	(3,776)	(303)	(319)	(4,411)
Translation adjustment	-	81	34	9	124

As at March 31, 2025	₹ 106	₹ 14,904	₹ 1,356	₹ 381	₹ 16,747

Net carrying value as at March 31, 2025	₹ 1,016	₹ 20,134	₹ 4,089	₹ 359	₹ 25,598

(1) Including net carrying value of computer equipment amounting to ₹ 2 and ₹ 1 as at March 31, 2024 and March 31, 2025, respectively.

6. Goodwill and intangible assets

The movement in goodwill balance is given below:

	As at
	March 31, 2024	March 31, 2025
Balance at the beginning of the year	₹ 307,970	₹ 316,002
Translation adjustment	4,206	7,688
Acquisition through Business combinations(1)	4,314	1,324
Disposals	(488)	-

Balance at the end of the year	₹ 316,002	₹ 325,014

(1) Acquisition through business combination for the year ended March 31, 2024 is after considering the impact of ₹ (503) towards measurement period changes in purchase price allocation of acquisitions made during the year ended March 31, 2023.

The movement in intangible assets is given below:

	Intangible assets

	Customer-related	Marketing-related	Total
Gross carrying value:
As at April 1, 2023	₹ 49,813	₹ 11,924	₹ 61,737
Acquisition through Business combination	556	390	946
Deductions/adjustments	(7,306)	(505)	(7,811)
Translation adjustment	609	163	772

As at March 31, 2024	₹ 43,672	₹ 11,972	₹ 55,644

Accumulated amortization/ impairment:
As at April 1, 2023	₹ 15,417	₹ 3,275	₹ 18,692
Amortization and impairment (1) (2)	9,961	1,795	11,756
Deductions/adjustments	(7,306)	(505)	(7,811)
Translation adjustment	209	50	259

As at March 31, 2024	₹ 18,281	₹ 4,615	₹ 22,896

Net carrying value as at March 31, 2024	₹ 25,391	₹ 7,357	₹ 32,748

Gross carrying value:
As at April 1, 2024	₹ 43,672	₹ 11,972	₹ 55,644
Acquisition through Business combination (Refer to Note 7)	1,896	-	1,896
Deductions/adjustments	(4,101)	(2,518)	(6,619)
Translation adjustment	994	268	1,262

As at March 31, 2025	₹ 42,461	₹ 9,722	₹ 52,183

Accumulated amortization/ impairment:
As at April 1, 2024	₹ 18,281	₹ 4,615	₹ 22,896
Amortization and impairment (1)	6,327	1,582	7,909
Deductions/adjustments	(4,101)	(2,518)	(6,619)
Translation adjustment	443	104	547

As at March 31, 2025	₹ 20,950	₹ 3,783	₹ 24,733

Net carrying value as at March 31, 2025	₹ 21,511	₹ 5,939	₹ 27,450

(1) During the year ended March 31, 2024 and 2025, decline in the revenue and earnings estimates led to revision of recoverable value of customer-relationship intangible assets and marketing related intangible assets recognized on business combinations. Consequently, the Company has recognized impairment charge of ₹ 808 and ₹ Nil for the three months ended March 31, 2024 and 2025, respectively and ₹ 1,701 and ₹ 1,155 for the year ended March 31, 2024 and 2025 respectively, as part of amortization and impairment.

(2) Due to change in our estimate of useful life of customer-related intangibles in an earlier business combination, the Company has recognized additional amortization charge of ₹ Nil and ₹ 2,807 for the three months and year ended March 31, 2024 respectively, as part of amortization and impairment.

Amortization expense on intangible assets is included in selling and marketing expenses in the interim condensed consolidated statement of income.

7. Business combinations

During the year ended March 31, 2025, the Company has completed a business combination by acquiring 100% equity interest in Applied Value Technologies, Inc. and Applied Value Technologies B.V., which was consummated on December 16, 2024. The Company has also acquired 100% equity interest in Applied Value Technologies Pte Limited (“AVT”), which was consummated on January 3, 2025. AVT helps enterprises transform IT operations through a highly customized and data-driven approach. AVT will augment Wipro’s existing application services capabilities, helping drive new growth opportunities. The total consideration (upfront cash to acquire control, deferred consideration and contingent consideration) for the acquisition is ₹ 2,836.

Description
Net assets	₹ 173
Fair value of property, plant and equipment	9
Fair value of customer-related intangibles	1,896
Deferred tax liabilities on intangible assets	(566)

Total identifiable assets	₹ 1,512
Goodwill	1,324

Total purchase price	₹ 2,836

Net Assets include:
Cash and cash equivalents	₹ 113
Fair value of acquired trade receivables included in net assets	215
Gross contractual amount of acquired trade receivables	215
Less: Allowance for lifetime expected credit loss	-

Transaction costs included in general and administrative expenses	₹ 45

The above purchase price allocation for AVT is provisional and will be finalized as soon as practicable within the measurement period, but in no event later than one year following the date of acquisition.

The goodwill of ₹ 1,324 comprises value of acquired workforce and expected synergies arising from the business combinations. Goodwill is allocated to IT Services segment and is not deductible for income tax purposes.

The total consideration of AVT includes a deferred consideration of ₹ 264 payable within six months from consummation date.

The total consideration of AVT includes a contingent consideration linked to achievement of revenues and earnings over a period of 3 years ending December 31, 2027, and range of contingent consideration payable is between ₹ Nil and ₹ 2,122. The fair value of the contingent consideration is estimated by applying the discounted cash-flow approach considering probability adjusted revenue and earnings estimates. The undiscounted fair value of contingent consideration is ₹ 2,122 as at the date of acquisition. The discounted fair value of contingent consideration of ₹ 1,537 is recorded as part of provisional purchase price allocation.

The pro-forma effects of acquisition of AVT for the three months and year ended March 31, 2025, on the Company’s results were not material.

8. Investments

	As at
	March 31, 2024	March 31, 2025
Non-current
Financial instruments at FVTPL
Equity instruments (1)	₹ 4,404	₹ 4,955
Fixed maturity plan mutual funds	1,395	1,203
Financial instruments at FVTOCI
Equity instruments (1)	15,830	12,493
Financial instruments at amortized cost
Inter corporate and term deposits (3)	^	7,807

	₹ 21,629	₹ 26,458

Current
Financial instruments at FVTPL
Short-term mutual funds (2)	₹ 71,686	₹ 88,776
Fixed maturity plan mutual funds	-	300
Financial instruments at FVTOCI
Non-convertible debentures	154,407	219,389
Government securities	7,030	10,651
Commercial papers	11,845	2,858
Bonds	28,195	21,138
Financial instruments at amortized cost
Inter corporate and term deposits (3)	38,008	68,362

	₹ 311,171	₹ 411,474

	₹ 332,800	₹ 437,932

Financial instruments at FVTPL	₹ 77,485	₹ 95,234
Financial instruments at FVTOCI	217,307	266,529
Financial instruments at amortized cost	38,008	76,169

^ Value is less than 0.5

(1) Uncalled capital commitments outstanding as at March 31, 2024 and 2025, was ₹ 1,450 and ₹ 1,576, respectively.

(2) As at March 31, 2024 and 2025, short-term mutual funds include units lien with bank on account of margin money for currency derivatives amounting to ₹ 218 and ₹ 233, respectively.

(3) These deposits earn a fixed rate of interest. As at March 31, 2024 and 2025, term deposits include current deposits in lien with banks, held as margin money deposits against guarantees amounting to ₹ 117 and ₹ 953, respectively.

9. Inventories

As at
	March 31, 2024	March 31, 2025
Stores and spare parts	₹ 27	₹ 9
Traded goods	880	685

	₹ 907	₹ 694

10. Cash and cash equivalents

As at
	March 31, 2024	March 31, 2025
Cash and bank balances	₹ 60,648	₹ 74,456
Demand deposits with banks (1)	36,305	47,518

	₹ 96,953	₹ 121,974

(1) These deposits can be withdrawn by the Company at any time without prior notice and without any penalty on the principal.

Cash and cash equivalents consist of the following for the purpose of the statement of cash flows:

As at
	March 31, 2024	March 31, 2025
Cash and cash equivalents	₹ 96,953	₹ 121,974
Bank overdrafts	(2)	^

	₹ 96,951	₹ 121,974

^ Value is less than 0.5

11. Other financial assets

11. Other financial assets

	As at
	March 31, 2024		March 31, 2025
Non-current
Security deposits	₹	1,221	₹	1,318
Finance lease receivables		4,270		3,090
Dues from officers and employees		59		30
Others
Advance to customer		-		225
Other receivables		-		1

	₹	5,550	₹	4,664

Current
Security deposits	₹	2,035	₹	1,827
Dues from officers and employees		596		505
Interest receivables		230		596
Finance lease receivables		5,307		5,144
Others
Claims Receivables		145		195
Advance to customer		-		70
Other receivables		2,223		111

	₹	10,536	₹	8,448

	₹	16,086	₹	13,112

12. Other assets

	As at
	March 31, 2024		March 31, 2025
Non-current
Prepaid expenses	₹	3,424	₹	2,657
Costs to obtain contract (1)		2,324		3,277
Costs to fulfil contract (2)		205		378
Others - Interest receivable from statutory authorities		4,378		1,148

	₹	10,331	₹	7,460

Current
Prepaid expenses	₹	17,574	₹	16,917
Dues from officers and employees		343		453
Advance to suppliers		3,267		2,323
Balance with GST and other authorities		6,029		6,760
Costs to obtain contract (1)		867		1,407
Costs to fulfil contract (2)		60		131
Others
Defined benefit plan asset, net		1,010		472
Withholding taxes		329		542
Other receivables		123		123

	₹	29,602	₹	29,128

	₹	39,933	₹	36,588

(1) Costs to obtain contract amortization of ₹ 275 and ₹ 356 during the three months ended March 31, 2024 and 2025 respectively, ₹ 1,083 and ₹ 1,333 during the year ended March 31, 2024 and 2025 respectively.

(2) Costs to fulfil contract amortization of ₹ 15 and ₹ 31 during the three months ended March 31, 2024 and 2025 respectively, ₹ 60 and ₹ 83 during the year ended March 31, 2024 and 2025 respectively.

13. Loans, borrowings and bank overdrafts

	As at
	March 31, 2024		March 31, 2025
Non-current
Unsecured Notes 2026 (1)	₹	62,300	₹	63,954

	₹	62,300	₹	63,954

Current
Borrowings from banks	₹	79,164	₹	97,863
Bank overdrafts		2		^

	₹	79,166	₹	97,863

	₹	141,466	₹	161,817

^ Value is less than 0.5

(1) On June 23, 2021, Wipro IT Services LLC, a wholly owned step-down subsidiary of Wipro Limited, issued US$ 750 million in unsecured notes 2026 (the “Notes”). The Notes bear interest at a rate of 1.50% per annum and will mature on June 23, 2026. Interest on the Notes is payable semi-

annually on June 23 and December 23 of each year, commencing from December 23, 2021. The Notes are listed on Singapore Exchange Securities Trading Limited (SGX-ST).

14. Trade payables and accrued expenses

	As at
	March 31, 2024		March 31, 2025
Trade payables	₹	23,275	₹	21,985
Accrued expenses		65,291		66,267

	₹	88,566	₹	88,252

15. Other financial liabilities

	As at
	March 31, 2024		March 31, 2025
Non-current
Contingent consideration (Refer to Note 18)	₹	429	₹	1,307
Liability on written put options to non-controlling interests (Refer to Note 18)		4,303		4,945
Rent deposit		-		26
Liabilities towards customer contracts		-		1,026
Others
Deferred consideration for Business combination		57		61
Long-term incentive payable		196		387
Other liabilities		-		41

	₹	4,985	₹	7,793

Current
Contingent consideration (Refer to Note 18)	₹	-	₹	557
Advance from customers		598		167
Cash settled ADS RSUs		3		-
Capital creditors		333		1,255
Rent deposit		788		475
Liabilities towards customer contracts		78		342
Others
Interest accrued on loans and borrowings		347		489
Deferred consideration for Business combination		91		295
Unclaimed dividend		34		64
Other liabilities		-		234

	₹	2,272	₹	3,878

	₹	7,257	₹	11,671

16. Other liabilities

	As at
	March 31, 2024		March 31, 2025
Non-current
Employee benefits obligations	₹	4,219	₹	4,362
Statutory and other liabilities		8,751		12,757

	₹	12,970	₹	17,119

Current
Employee benefits obligations	₹	16,057	₹	16,001
Statutory and other liabilities (1)		14,019		14,295
Advance from customers		1,192		790
Others (1)		27		-

	₹	31,295	₹	31,086

	₹	44,265	₹	48,205

(1) ₹ 744 has been reclassified from Others to Statutory and other liabilities for the year ended March 31, 2024.

17. Provisions

	As at
	March 31, 2024		March 31, 2025
Non-current
Provision for onerous contracts	₹	-	₹	294
	₹	-	₹	294
Current
Provision for onerous contracts	₹	1,599	₹	1,288
Provision for warranty		217		207
Others		155		142

	₹	1,971	₹	1,637

	₹	1,971	₹	1,931

18. Financial instruments

The carrying value of financial instruments by categories as at March 31, 2024 is as follows:

	Fair value through profit or loss		Fair value through other comprehensive income				Amortized cost		Total
			Mandatory		Designated upon initial recognition
Financial Assets:
Cash and cash equivalents (Refer to Note 10)	₹	-	₹	-	₹	-	₹	96,953	₹	96,953
Investments (Refer to Note 8)
Equity Instruments		4,404		-		15,830		-		20,234
Fixed maturity plan mutual funds		1,395		-		-		-		1,395
Short-term mutual funds		71,686		-		-		-		71,686
Non-convertible debentures		-		154,407		-		-		154,407
Government securities		-		7,030		-		-		7,030
Commercial papers		-		11,845		-		-		11,845
Bonds		-		28,195		-		-		28,195
Inter corporate and term deposits		-		-		-		38,008		38,008
Other financial assets
Trade receivables		-		-		-		119,522		119,522
Unbilled receivables		-		-		-		58,345		58,345
Other financial assets (Refer to Note 11)		-		-		-		16,086		16,086
Derivative assets (Refer to Note 18)		390		-		968		-		1,358

	₹	77,875	₹	201,477	₹	16,798	₹	328,914	₹	625,064

Financial Liabilities:
Trade payables and other liabilities
Trade payables and accrued expenses (Refer to Note 14)	₹	-	₹	-	₹	-	₹	88,566	₹	88,566
Other financial liabilities (Refer to Note 15)		-		-		-		7,257		7,257
Loans, borrowings and bank overdrafts (Refer to Note 13)		-		-		-		141,466		141,466
Lease liabilities		-		-		-		23,183		23,183
Derivative liabilities (Refer to Note 18)		329		-		233		-		562

	₹	329	₹	-	₹	233	₹	260,472	₹	261,034

The carrying value of financial instruments by categories as at March 31, 2025 is as follows:

	Fair value through profit or loss		Fair value through other comprehensive income				Amortized cost		Total
			Mandatory		Designated upon initial recognition
Financial Assets:
Cash and cash equivalents (Refer to Note 10)	₹	-	₹	-	₹	-	₹	121,974	₹	121,974
Investments (Refer to Note 8)
Equity Instruments		4,955		-		12,493		-		17,448
Fixed maturity plan mutual funds		1,503		-		-		-		1,503
Short-term mutual funds		88,776		-		-		-		88,776
Non-convertible debentures		-		219,389		-		-		219,389
Government securities		-		10,651		-		-		10,651
Commercial papers		-		2,858		-		-		2,858
Bonds		-		21,138		-		-		21,138
Inter corporate and term deposits		-		-		-		76,169		76,169
Other financial assets
Trade receivables		-		-		-		118,044		118,044
Unbilled receivables		-		-		-		64,280		64,280
Other financial assets (Refer to Note 11)		-		-		-		13,112		13,112
Derivative assets (Refer to Note 18)		1,105		-		715		-		1,820

	₹	96,339	₹	254,036	₹	13,208	₹	393,579	₹	757,162

Financial Liabilities:
Trade payables and other liabilities
Trade payables and accrued expenses (Refer to Note 14)	₹	-	₹	-	₹	-	₹	88,252	₹	88,252
Other financial liabilities (Refer to Note 15)		-		-		-		11,671		11,671
Loans, borrowings and bank overdrafts (Refer to Note 13)		-		-		-		161,817		161,817
Lease liabilities		-		-		-		30,218		30,218

Derivative liabilities (Refer to Note 18)		75		-		893		-		968

	₹	75	₹	-	₹	893	₹	291,958	₹	292,926

Fair value

Financial assets and liabilities include cash and cash equivalents, trade receivables, unbilled receivables, finance lease receivables, employee and other advances, eligible current and non-current assets, loans, borrowings and bank overdrafts, lease liabilities, trade payables and accrued expenses, and eligible current liabilities and non-current liabilities.

The fair value of cash and cash equivalents, trade receivables, unbilled receivables, short-term loans, borrowings and bank overdrafts, lease liabilities, trade payables and accrued expenses, other current financial assets and liabilities approximate their carrying amount largely due to the short-term nature of these instruments. Finance lease receivables are periodically evaluated based on individual credit worthiness of customers. Based on this evaluation, the Company records allowance for estimated credit losses on these receivables. As at March 31, 2024 and March 31, 2025, the carrying value of such financial assets, net of allowances, and liabilities, approximates the fair value.

The Company’s Unsecured Notes 2026 are contracted at fixed coupon rate of 1.50% and market yield of Unsecured Notes 2026 as of March 31, 2025 is 4.69%

Investments in short-term mutual funds and fixed maturity plan mutual funds, which are classified as FVTPL are measured using net asset values at the reporting date multiplied by the quantity held. Fair value of investments in non-convertible debentures, government securities, commercial papers and bonds classified as FVTOCI is determined based on the indicative quotes of price and yields prevailing in the market at the reporting date. Fair value of investments in equity instruments classified as FVTOCI or FVTPL is determined using market approach primarily based on market multiples method.

The fair value of derivative financial instruments is determined based on observable market inputs including currency spot and forward rates, yield curves and currency volatility.

Fair value hierarchy

The table below analyses financial instruments carried at fair value, by valuation method. The different levels have been defined as follows:

Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

Level 3 – Inputs for the assets or liabilities that are not based on observable market data (unobservable inputs).

There were no transfer between Level 1, 2 and 3 during the year ended March 31, 2024 and 2025.

The following table presents fair value hierarchy of assets and liabilities measured at fair value on a recurring basis:

	As at
	March 31, 2024								March 31, 2025
	Fair value measurements at reporting date								Fair value measurements at reporting date
	Total		Level 1		Level 2		Level 3		Total		Level 1		Level 2		Level 3
Assets
Derivative instruments:
Cash flow hedges	₹	968	₹	-	₹	968	₹	-	₹	715	₹	-	₹	715	₹	-
Others		390		-		390		-		1,105		-		1,105		-
Investments:
Short-term mutual funds		71,686		71,686		-		-		88,776		88,776		-		-
Fixed maturity plan mutual funds		1,395		-		1,395		-		1,503		-		1,503		-
Equity instruments		20,234		108		-		20,126		17,448		57		-		17,391
Non-convertible debentures, government securities, commercial papers and bonds		201,477		1,282		200,195		-		254,036		10,550		243,486		-

Liabilities
Derivative instruments:

Cash flow hedges	₹	(233)	₹	-	₹	(233)	₹	-	₹	(893)	₹	-	₹	(893)	₹	-
Others		(329)		-		(329)		-		(75)		-		(75)		-
Liability on written put options to non-controlling interests		(4,303)		-		-		(4,303)		(4,945)		-		-		(4,945)

Contingent consideration		(429)		-		-		(429)		(1,864)		-		-		(1,864)

The following methods and assumptions were used to estimate the fair value of the level 2 financial instruments included in the above table.

Financial instrument	Method and assumptions
Derivative instruments (assets and liabilities)

The Company enters into derivative financial instruments with various counterparties, primarily banks with investment grade credit ratings. Derivatives valued using valuation techniques with market observable inputs are mainly interest rate swaps, foreign exchange forward contracts and foreign exchange option contracts. The most frequently applied valuation techniques include forward pricing, swap models and Black Scholes models (for option valuation), using present value calculations. The models incorporate various inputs including the credit quality of counterparties, foreign exchange spot and forward rates, interest rate curves and forward rate curves of the underlying. As at March 31, 2025, the changes in counterparty credit risk had no material effect on the hedge effectiveness assessment for derivatives designated in hedge relationships and other financial instruments recognized at fair value.

Investment in non-convertible debentures, government securities, commercial papers, certificate of deposits and bonds	Fair value of these instruments is derived based on the indicative quotes of price and yields prevailing in the market as at reporting date.
Investment in fixed maturity plan mutual funds	Fair value of these instruments is derived based on the indicative quotes of price prevailing in the market as at reporting date.

The following methods and assumptions were used to estimate the fair value of the level 3 financial instruments included in the above table.

Financial instrument	Method and assumptions
Investment in equity instruments	Fair value of these instruments is determined using market approach primarily based on market multiples method.
Contingent consideration and liability on written put options to non-controlling interests	Fair value of these instruments is determined using valuation techniques which includes inputs relating to risk-adjusted revenue and operating profit forecast.

The following table presents changes in Level 3 assets and liabilities for the year ended March 31, 2024 and March 31, 2025:

	As at
Investment in equity instruments	March 31, 2024		March 31, 2025
Balance at the beginning of the year	₹	19,321	₹	20,126
Additions		1,277		1,925
Disposals (1) (2)		(416)		(1,828)
Gain/(loss) recognized in consolidated statement of income		(136)		321
Gain/(loss) recognized in other comprehensive income		(485)		(3,609)
Translation adjustment		565		456

Balance at the end of the year	₹	20,126	₹	17,391

(1) During the year ended March 31, 2024, the Company sold its shares in Moogsoft (Herd) Inc. at a fair value of ₹ 179 and recognized a cumulative loss of ₹ 91 in other comprehensive income.

(2) During the year ended March 31, 2025, as a result of an acquisition by another investors, the Company sold its shares of equity instruments in six companies at a fair value of ₹ 1,281 and recognized a cumulative loss of ₹ 175 in other comprehensive income and cumulative gain of ₹ 152 in consolidated statement of income.

	As at
Contingent consideration	March 31, 2024		March 31, 2025
Balance at the beginning of the year	₹	(3,053)	₹	(429)
Addition through Business combination		-		(1,537)
Reversals (1)		1,300		169
Payouts		1,294		-
Finance expense (recognized)/reversed in consolidated statement of income		55		(47)
Translation adjustment		(25)		(20)

Balance at the end of the year	₹	(429)	₹	(1,864)

(1) Towards change in fair value of earn-out liability as a result of changes in estimates of revenue and earnings over the earn-out period.

	As at
Liability on written put options to non-controlling interests	March 31, 2024		March 31, 2025
Balance at the beginning of the year	₹	-	₹	(4,303)
Addition through Business combination		(4,238)		-
Finance expense recognized in consolidated statement of income		(33)		(530)
Translation adjustment		(32)		(112)

Balance at the end of the year	₹	(4,303)	₹	(4,945)

Derivative assets and liabilities

The Company is exposed to currency fluctuations on foreign currency assets / liabilities, forecasted cash flows denominated in foreign currency and net investment in foreign operations. The Company is also exposed to interest rate fluctuations on investments in floating rate financial assets and floating rate borrowings. The Company follows established risk management policies, including the use of derivatives to hedge foreign currency assets / liabilities, interest rates, foreign currency forecasted cash flows and net investment in foreign operations. The counter parties in these derivative instruments are primarily banks and the Company considers the risks of non-performance by the counterparty as immaterial.

The Company determines the existence of an economic relationship between the hedging instrument and the hedged item based on the currency, amount and timing of its forecasted cash flows. Hedge effectiveness is determined at the inception of the hedge relationship, and through periodic prospective effectiveness assessments to ensure that an economic relationship exists between the hedged item and hedging instrument, including whether the hedging instrument is expected to offset changes in cash flows of hedged items.

If the hedge ratio for risk management purposes is no longer optimal but the risk management objective remains unchanged and the hedge continues to qualify for hedge accounting, the hedge relationship will be rebalanced by adjusting either the volume of the hedging instrument or the volume of the hedged item so that the hedge ratio aligns with the ratio used for risk management purposes. Any hedge ineffectiveness is calculated and accounted for in consolidated statement of income at the time of the hedge relationship rebalancing.

The following table summarizes activity in the cash flow hedging reserve within equity related to all derivative instruments classified as cash flow hedges:

	Year ended March 31,
	2024		2025
Balance as at the beginning of the year	₹	(1,762)	₹	773
Changes in fair value of effective portion of derivatives		1,461		(1,185)
Deferred cancellation gain/(loss), net		40		(91)
Net (gain)/loss reclassified to consolidated statement of income on occurrence of hedged transactions (1)		1,016		203
Net (gain)/loss on ineffective portion of derivative instruments classified to consolidated statement of income		18		25

Gain/(loss) on cash flow hedging derivatives, net	₹	2,535	₹	(1,048)

Balance as at the end of the year	₹	773	₹	(275)
Deferred tax asset/(liability) thereon		(195)		65

Balance as at the end of the year, net of deferred taxes	₹	578	₹	(210)

(1) Includes net (gain)/loss reclassified to revenue of ₹ 898 and ₹ 394 for the year ended March 31, 2024, and 2025, respectively; net (gain)/loss reclassified to cost of revenues of ₹ 221 and ₹ (51) for the year ended March 31, 2024, and 2025, respectively; net (gain)/loss reclassified to finance expenses of ₹ (167) and ₹ (213) for the year ended March 31, 2024, and 2025, respectively and net (gain)/loss reclassified to finance and other income of ₹ 64 and ₹ 73 for the year ended March 31, 2024, and 2025, respectively.

The related hedge transactions for balance in cash flow hedging reserves as at March 31, 2025 are expected to occur and be reclassified to the statement of income over a period of 17 months.

As at March 31, 2024 and 2025, there were no material gains or losses on derivative transactions or portions thereof that have become ineffective as hedges or associated with an underlying exposure that did not occur.

19. Foreign currency translation reserve and Other reserves

The movement in foreign currency translation reserve attributable to equity holders of the Company is summarized below:

	Year ended March 31,
	2024		2025
Balance at the beginning of the year	₹	43,255	₹	47,261
Translation difference related to foreign operations, net		4,204		7,294
Transfer of shares pertaining to Non-controlling interests of subsidiary		-		(14)
Reclassification of foreign currency translation differences on liquidation of subsidiaries to statement of income		(198)		(41)

Balance at the end of the year	₹	47,261	₹	54,500

The movement in other reserves is summarized below:

	Other Reserves
Particulars	Remeasurements of the defined benefit plans		Investment in debt instruments measured at fair value through OCI		Investment in equity instruments measured at fair value through OCI		Capital Redemption Reserve		Gross obligation to non-controlling interests under put options
As at April 1, 2023	₹	(548)	₹	(119)	₹	10,793	₹	1,122	₹	-
Additions due to acquisition (Refer to Note 7)		-		-		-		-		(4,238)
Other comprehensive income		262		1,516		(473)		-		-
Buyback of equity shares (Refer to Note 30)		-		-		-		539		-
As at March 31, 2024	₹	(286)	₹	1,397	₹	10,320	₹	1,661	₹	(4,238)

As at April 1, 2024	₹	(286)	₹	1,397	₹	10,320	₹	1,661	₹	(4,238)
Other comprehensive income		289		963		(3,476)		-		-
Bonus issue of equity shares (Refer to Note 31)		-		-		-		(1,661)		-
Transfer of shares pertaining to Non-controlling interests of subsidiary		(8)		-		-		-		-
Transfer to Retained earnings (1)		(130)		-		(5,624)		-		-
As at March 31, 2025	₹	(135)	₹	2,360	₹	1,220	₹	-	₹	(4,238)

(1) Towards transfer of cumulative realized (gain)/loss on disposal of investments in equity instruments designated as FVTOCI and towards transfer of cumulative (gain)/loss on remeasurement of defined benefit plans to retained earnings.

20. Income taxes

	Three months ended March 31,				Year ended March 31,
	2024		2025		2024		2025
Income tax expense as per the consolidated statement of income	₹	10,040	₹	11,549	₹	36,089	₹	42,777
Income tax included in other comprehensive income on:
Gains/(losses) on investment securities		69		80		259		83
Gains/(losses) on cash flow hedging derivatives		211		372		554		(260)
Remeasurements of the defined benefit plans		(22)		(26)		111		49

	₹	10,298	₹	11,975	₹	37,013	₹	42,649

Income tax expense consists of the following:

	Three months ended March 31,				Year ended March 31,
	2024		2025		2024		2025
Current tax expense	₹	7,594	₹	13,056	₹	34,973	₹	45,405
Deferred tax expense/(reversal)		2,446		(1,507)		1,116		(2,628)

	₹	10,040	₹	11,549	₹	36,089	₹	42,777

Income tax expenses are net of provision recorded/(reversal) of taxes pertaining to earlier periods, amounting to ₹ 598 and ₹ (689) for the three months ended March 31, 2024 and 2025, and ₹ (690) and ₹ (2,306) for the year ended March 31, 2024 and 2025, respectively.

The Pillar Two legislations are neither enacted nor substantively enacted by Government of India, where the Parent company is incorporated. Pillar Two legislation has been enacted, or substantively enacted, in certain other jurisdictions where the Company operates. However, the Company does not expect any material financial impact for the three months and year ended March 31, 2025. The Company is continuing to assess the impact, if any, of Pillar Two income taxes legislation on future financial performance.

21. Revenues

The tables below present disaggregated revenue from contracts with customers by business segment (Refer to Note 28 “Segment Information”), sector and nature of contract. The Company believes that the below disaggregation best depicts the nature, amount, timing and uncertainty of revenue and cash flows from economic factors.

Information on disaggregation of revenues for the three months ended March 31, 2024 is as follows:

	IT Services										IT Products		Total
	Americas 1		Americas 2		Europe		APMEA		Total
A. Revenue
Rendering of services	₹	67,267	₹	67,761	₹	61,381	₹	24,515	₹	220,924	₹	-	₹	220,924
Sale of products		-		-		-		-		-		1,159		1,159
	₹	67,267	₹	67,761	₹	61,381	₹	24,515	₹	220,924	₹	1,159	₹	222,083
B. Revenue by sector
Banking, Financial Services and Insurance	₹	496	₹	41,217	₹	23,167	₹	8,964	₹	73,844
Health		25,860		21		4,111		1,179		31,171
Consumer		25,401		1,609		10,557		3,812		41,379
Technology and Communications (1)		14,826		6,419		7,682		4,768		33,695
Energy, Manufacturing and Resources (1)		684		18,495		15,864		5,792		40,835
	₹	67,267	₹	67,761	₹	61,381	₹	24,515	₹	220,924	₹	1,159	₹	222,083
C. Revenue by nature of contract
Fixed price and volume based	₹	35,670	₹	35,611	₹	35,891	₹	15,219	₹	122,391	₹	-	₹	122,391
Time and materials		31,597		32,150		25,490		9,296		98,533		-		98,533
Products		-		-		-		-		-		1,159		1,159
	₹	67,267	₹	67,761	₹	61,381	₹	24,515	₹	220,924	₹	1,159	₹	222,083
Information on disaggregation of revenues for the three months ended March 31, 2025 is as follows:
	IT Services										IT Products		Total
	Americas 1		Americas 2		Europe		APMEA		Total
A. Revenue
Rendering of services	₹	73,648	₹	68,517	₹	58,492	₹	23,572	₹	224,229	₹	-	₹	224,229
Sale of products		-		-		-		-		-		813		813
	₹	73,648	₹	68,517	₹	58,492	₹	23,572	₹	224,229	₹	813	₹	225,042
B. Revenue by sector
Banking, Financial Services and Insurance	₹	264	₹	44,173	₹	22,338	₹	9,840	₹	76,615
Health		28,291		129		3,124		807		32,351
Consumer		26,398		1,079		11,151		3,803		42,431
Technology and Communications (1)		17,585		5,740		7,662		3,164		34,151
Energy, Manufacturing and Resources (1)		1,110		17,396		14,217		5,958		38,681
	₹	73,648	₹	68,517	₹	58,492	₹	23,572	₹	224,229	₹	813	₹	225,042
C. Revenue by nature of contract
Fixed price and volume based	₹	37,012	₹	34,002	₹	34,244	₹	14,667	₹	119,925	₹	-	₹	119,925
Time and materials		36,636		34,515		24,248		8,905		104,304		-		104,304
Products		-		-		-		-		-		813		813
	₹	73,648	₹	68,517	₹	58,492	₹	23,572	₹	224,229	₹	813	₹	225,042

Information on disaggregation of revenues for the year ended March 31, 2024 is as follows:

	IT Services										IT Products		Total
	Americas 1		Americas 2		Europe		APMEA		Total
A. Revenue
Rendering of services	₹	268,131	₹	269,387	₹	253,817	₹	102,141	₹	893,476	₹	-	₹	893,476
Sale of products		-		-		-		-		-		4,127		4,127
	₹	268,131	₹	269,387	₹	253,817	₹	102,141	₹	893,476	₹	4,127	₹	897,603
B. Revenue by sector
Banking, Financial Services and Insurance	₹	2,462	₹	165,002	₹	95,475	₹	35,762	₹	298,701
Health		95,496		162		17,699		4,954		118,311
Consumer		102,439		5,351		43,035		16,387		167,212
Technology and Communications (1)		66,326		25,220		30,961		19,651		142,158
Energy, Manufacturing and Resources (1)		1,408		73,652		66,647		25,387		167,094
	₹	268,131	₹	269,387	₹	253,817	₹	102,141	₹	893,476	₹	4,127	₹	897,603
C. Revenue by nature of contract
Fixed price and volume based	₹	150,253	₹	140,676	₹	149,007	₹	62,011	₹	501,947	₹	-	₹	501,947
Time and material		117,878		128,711		104,810		40,130		391,529		-		391,529
Products		-		-		-		-		-		4,127		4,127
	₹	268,131	₹	269,387	₹	253,817	₹	102,141	₹	893,476	₹	4,127	₹	897,603
Information on disaggregation of revenues for the year ended March 31, 2025 is as follows:
	IT Services										IT Products		Total
	Americas 1		Americas 2		Europe		APMEA		Total
A. Revenue
Rendering of services	₹	281,806	₹	271,965	₹	240,187	₹	94,234	₹	888,192	₹	-	₹	888,192
Sale of products		-		-		-		-		-		2,692		2,692
	₹	281,806	₹	271,965	₹	240,187	₹	94,234	₹	888,192	₹	2,692	₹	890,884
B. Revenue by sector
Banking, Financial Services and Insurance	₹	1,240	₹	172,817	₹	91,965	₹	38,231	₹	304,253
Health		108,305		236		13,982		3,272		125,795
Consumer		103,875		6,659		43,435		15,344		169,313
Technology and Communications (1)		64,907		24,255		31,804		14,933		135,899
Energy, Manufacturing and Resources (1)		3,479		67,998		59,001		22,454		152,932
	₹	281,806	₹	271,965	₹	240,187	₹	94,234	₹	888,192	₹	2,692	₹	890,884
C. Revenue by nature of contract
Fixed price and volume based	₹	144,904	₹	137,385	₹	142,241	₹	56,390	₹	480,920	₹	-	₹	480,920
Time and materials		136,902		134,580		97,946		37,844		407,272		-		407,272
Products		-		-		-		-		-		2,692		2,692
	₹	281,806	₹	271,965	₹	240,187	₹	94,234	₹	888,192	₹	2,692	₹	890,884

(1) Effective October 1, 2024, the Company has reorganized its sectors by merging “Technology” and “Communications” into “Technology and Communications” sector, and by merging “Energy, Natural Resources and Utilities” and “Manufacturing” into “Energy, Manufacturing and Resources” sector. Comparative period disaggregation of revenue has been restated to give effect to this change.

22. Expenses by nature

	Three months ended March 31,		Year ended March 31,
	2024	2025	2024	2025
Employee compensation	₹ 136,255	₹ 133,454	₹ 549,301	₹ 533,477
Sub-contracting and technical fees	24,318	24,896	103,030	100,148
Cost of hardware and software	978	841	4,116	3,170
Travel	3,349	3,158	15,102	14,095
Facility expenses	3,727	4,113	14,556	16,067
Software license expense for internal use	4,395	4,951	18,378	19,338
Depreciation, amortization and impairment (1)	8,405	7,217	34,071	29,579
Communication	956	899	4,878	3,842
Legal and professional fees	2,324	3,133	9,559	11,270
Rates, taxes and insurance	1,414	1,690	5,993	5,804
Marketing and brand building	667	917	3,555	3,591
Lifetime expected credit loss	367	365	640	324
(Gain)/loss on sale of property, plant and equipment, net (2)	102	160	(2,072)	(606)
Miscellaneous expenses (3)	(675)	385	737	(454)

Total cost of revenues, selling and marketing expenses and general and administrative expenses	₹ 186,582	₹ 186,179	₹ 761,844	₹ 739,645

(1) Depreciation, amortization and impairment includes an impairment charge on intangible assets amounting to ₹ 808 and ₹ Nil for the three months ended March 31, 2024 and 2025, respectively and ₹ 1,701 and ₹ 1,155 for the year ended March 31, 2024 and 2025, respectively (Refer to Note 6).

(2) (Gain)/loss on sale of property, plant and equipment for the year ended March 31, 2024 and 2025, includes gain on sale of immovable properties of ₹ (2,357) and gain on relinquishment of the lease hold rights of land, and transfer of building along with other assets of ₹ (885), respectively.

(3) Miscellaneous expenses are net of reversals of contingent consideration of ₹ 1,300 and ₹ 169 for the year ended March 31, 2024 and 2025 (Refer to Note 18). Miscellaneous expenses are net of insurance claim received of ₹ 1,805 during the year ended March 31, 2025.

23. Finance expenses

	Three months ended March 31,		Year ended March 31,
	2024	2025	2024	2025
Interest on loans and borrowings	₹ 1,773	₹ 1,790	₹ 6,893	₹ 7,124
Interest on lease liabilities	374	442	1,334	1,593
Interest on liability on written put options to non-controlling interests	33	134	33	530
Other finance expenses	1,128	1,401	4,292	5,523

	₹ 3,308	₹ 3,767	₹ 12,552	₹ 14,770

24. Finance and other income and Foreign exchange gains/(losses), net
	Three months ended March 31,		Year ended March 31,
	2024	2025	2024	2025
Interest income	₹ 5,341	₹ 7,529	₹ 19,478	₹ 27,210
Dividend income from equity investments designated as FVTOCI	1	2,298	3	2,299
Net gain from investments classified as FVTPL	1,431	1,992	4,558	8,765
Net loss from investments classified as FVTOCI	(14)	-	(143)	(72)

Finance and other income	₹ 6,759	₹ 11,819	₹ 23,896	₹ 38,202

Foreign exchange gains/(losses), net, on financial instruments measured at FVTPL	₹ 751	₹ 505	₹ 650	₹ (398)
Other foreign exchange gains/(losses), net	(879)	(281)	(310)	430

Foreign exchange gains/(losses), net	₹ (128)	₹ 224	₹ 340	₹ 32

25. Earnings per equity share

A reconciliation of profit for the period and equity shares used in the computation of basic and diluted earnings per equity share is set out below:

Basic: Basic earnings per equity share is calculated by dividing the profit attributable to equity shareholders of the Company by the weighted average number of equity shares outstanding during the period, excluding equity shares purchased by the Company and held as treasury shares.

	Three months ended March 31,		Year ended March 31,
	2024	2025	2024	2025
Profit attributable to equity holders of the Company	₹ 28,346	₹ 35,696	₹ 110,452	₹ 131,354
Weighted average number of equity shares outstanding	10,444,700,646	10,462,328,534	10,576,571,110	10,456,741,552

Basic earnings per equity share	₹ 2.71	₹ 3.41	₹ 10.44	₹ 12.56

Diluted: Diluted earnings per equity share is calculated by adjusting the weighted average number of equity shares outstanding during the period for assumed conversion of all dilutive potential equity shares. Employee share options are dilutive potential equity shares for the Company.

The calculation is performed in respect of share options to determine the number of equity shares that could have been acquired at fair value (determined as the average market price of the Company’s equity shares during the period). The number of equity shares calculated as above is compared with the number of equity shares that would have been issued assuming the exercise of the share options.

	Three months ended March 31,		Year ended March 31,
	2024	2025	2024	2025
Profit attributable to equity holders of the Company	₹ 28,346	₹ 35,696	₹ 110,452	₹ 131,354
Weighted average number of equity shares outstanding	10,444,700,646	10,462,328,534	10,576,571,110	10,456,741,552
Effect of dilutive equivalent share options	25,650,776	28,387,685	34,853,518	32,197,840

Weighted average number of equity shares for diluted earnings per equity share	10,470,351,422	10,490,716,219	10,611,424,628	10,488,939,392

Diluted earnings per equity share	₹ 2.70	₹ 3.39	₹ 10.41	₹ 12.52

Earnings per share and number of shares outstanding for the three months and year ended March 31, 2024, have been proportionately adjusted for the bonus issue in the ratio of 1:1 i.e. 1 (one) bonus equity share of ₹ 2 each for every 1 (one) fully paid-up equity shares held (including ADS holders). Refer to Note 31.

Earnings per share for each of the three months ended June 30, 2023, September 30, 2023, December 31, 2023 and March 31, 2024 will not add up to earnings per share for the year ended March 31, 2024, on account of buyback of equity shares.

26. Employee compensation

	Three months ended March 31,		Year ended March 31,
	2024	2025	2024	2025
Salaries and bonus	₹ 130,176	₹ 126,715	₹ 524,484	₹ 507,629
Employee benefits plans	4,786	5,544	19,227	20,306
Share-based compensation (1)	1,293	1,195	5,590	5,542

	₹ 136,255	₹ 133,454	₹ 549,301	₹ 533,477

(1) Includes ₹ 1 and ₹ (1) for the three months ended March 31, 2024 and 2025, respectively and ₹ 6 and ₹ (9) for the year ended March 31, 2024 and 2025 respectively, towards cash settled ADS RSUs.

The employee benefit cost is recognized in the following line items in the interim condensed consolidated statement of income:

	Three months ended March 31,		Year ended March 31,
	2024	2025	2024	2025
Cost of revenues	₹ 116,112	₹ 114,271	₹ 459,466	₹ 452,800
Selling and marketing expenses	12,808	11,226	51,224	47,788
General and administrative expenses	7,335	7,957	38,611	32,889

	₹ 136,255	₹ 133,454	₹ 549,301	₹ 533,477

The Company has granted below options under RSU and ADS option plan:

	Three months ended March 31,		Year ended March 31,
	2024	2025	2024	2025
Restricted Stock Units (RSU)	70,768	67,433	3,344,668	3,498,476
ADS RSU	111,703	1,237,058	8,886,979	9,707,235
Performance based stock options (RSUs)	-	-	1,892,498	2,014,993
Performance based stock options (ADS)	-	-	5,659,164	5,323,067

Numbers in above table are not given effect of bonus shares issued during the year ended March 31, 2025.

During the year ended March 31, 2025, RSU and ADS grants were issued under the Wipro Employee Restricted Stock Unit plan 2007 (WSRUP 2007 plan) and Wipro ADS Restricted Stock Unit Plan (WARSUP 2004 plan), respectively. The Company has also made RSU and ADS grants under the Wipro Limited Employee Stock Options, Performance Stock Unit and/or Restricted Stock Unit Scheme 2024, which was approved by the shareholders at the AGM dated July 18, 2024. Performance based stock options will vest based on the performance parameters of the Company.

27. Commitments and contingencies

Capital commitments: As at March 31, 2024 and 2025 the Company had committed to spend approximately ₹ 10,322 and ₹ 8,719 respectively, under agreements to purchase/ construct property and equipment. These amounts are net of capital advances paid in respect of these purchases. Refer to Note 8 for uncalled capital commitments on investment in equity instruments.

Guarantees: As at March 31, 2024 and 2025, guarantees provided by banks on behalf of the Company to the Indian Government, customers and certain other agencies aggregate to ₹ 13,455 and ₹ 13,110 respectively, as part of the bank line of credit.

Contingencies and lawsuits: The Company is subject to legal proceedings and claims resulting from tax assessment orders/ penalty notices issued under the Income Tax Act, 1961, which have arisen in the ordinary course of its business. Some of the claims involve complex issues and it is not possible to make a reasonable estimate of the expected financial effect, if any, that will result from ultimate resolution of such proceedings. However, the resolution of these legal proceedings is not likely to have a material and adverse effect on the results of operations or the financial position of the Company.

The Company’s assessments are completed for the years up to March 31, 2019. The Company has received demands on multiple tax issues. These claims are primarily arising out of denial of deduction under section 10A of the Income Tax Act, 1961 in respect of profit earned by the Company’s undertaking in Software Technology Park at Bengaluru, the appeals filed against the said demand before the Appellate authorities have been allowed in favor of the Company by the second appellate authority for the years up to March 31, 2008 which either has been or may be contested by the Income tax authorities before the Hon’ble Supreme Court of India. Other claims relate to disallowance of tax benefits on profits earned from Software Technology Park and Special Economic Zone units, capitalization of research and development expenses, transfer pricing adjustments on intercompany / inter unit transactions and other issues.

Income tax claims against the Company amounting to ₹ 95,520 and ₹ 99,431 are not acknowledged as debt as at March 31, 2024 and 2025, respectively. These matters are pending before various Appellate Authorities and the management expects its position will likely be upheld on ultimate resolution and will not have a material adverse effect on the Company’s financial position and results of operations.

The contingent liability in respect of disputed demands for excise duty, custom duty, sales tax and other matters amounting to ₹ 18,799 and ₹ 19,292 as of March 31, 2024, and 2025, respectively. However, the resolution of these disputed demands is not likely to have a material and adverse effect on the results of operations or the financial position of the Company.

28. Segment information

The Company is organized into the following operating segments: IT Services and IT Products.

IT Services: The IT Services segment primarily consists of IT services offerings to customers organized by four Strategic Market Units (“SMUs”) - Americas 1, Americas 2, Europe and Asia Pacific Middle East and Africa (“APMEA”). Americas 1 and Americas 2 are primarily organized by industry sector, while Europe and APMEA are organized by countries.

Americas 1 includes the entire business of Latin America (“LATAM”) and the following industry sectors in the United States of America: communications, media and information services, software and gaming, new age technology, consumer goods, medical devices and life sciences, healthcare, and technology products and services. Americas 2 includes the entire business in Canada and the following industry sectors in the United States of America: banking and financial services, energy, manufacturing and resources, capital markets and insurance, and hi-tech. Europe consists of the United Kingdom and Ireland, Switzerland, Germany, Northern Europe and Southern Europe. APMEA consists of Australia and New Zealand, India, Middle East, South East Asia, Japan and Africa.

Revenue from each customer is attributed to the respective SMUs based on the location of the customer’s primary buying center of such services. With respect to certain strategic global customers, revenue may be generated from multiple countries based on such customer’s buying centers, but the total revenue related to these strategic global customers are attributed to a single SMU based on the geographical location of key decision makers.

Our IT Services segment provides a range of IT and IT enabled services which include digital strategy advisory, customer centric design, technology consulting, IT consulting, custom application design, development, re-engineering and maintenance, systems integration, package implementation, cloud and infrastructure services, business process services, cloud, mobility and analytics services, research and development and hardware and software design.

IT Products: The Company is a value-added reseller of security, packaged and SaaS software for leading international brands. In certain total outsourcing contracts of the IT Services segment, the Company delivers hardware, software products and other related deliverables. Revenue relating to these items is reported as revenue from the sale of IT Products.

The Chief Executive Officer (“CEO”) and Managing Director of the Company has been identified as the Chief Operating Decision Maker as defined by IFRS 8, “Operating Segments”. The CEO of the Company evaluates the segments based on their revenue growth and operating income.

Assets and liabilities used in the Company’s business are not identified to any of the operating segments, as these are used interchangeably between segments. Management believes that it is currently not practicable to provide segment disclosures relating to total assets and liabilities since a meaningful segregation of the available data is onerous.

Information on reportable segments for the three months ended March 31, 2024, is as follows:

	IT Services										IT Products		Reconciling Items		Total
	Americas 1		Americas 2		Europe		APMEA		Total
Revenue	₹	67,229	₹	67,724	₹	61,344	₹	24,499	₹	220,796	₹	1,159	₹	-	₹	221,955
Segment result		14,081		15,791		7,933		3,401		41,206		143		(965)		40,384
Unallocated										(5,011)		-		-		(5,011)
Segment result total									₹	36,195	₹	143	₹	(965)	₹	35,373
Finance expenses																(3,308)
Finance and other income																6,759
Share of net profit/(loss) of associate and joint venture accounted for using the equity method																(202)
Profit before tax															₹	38,622
Income tax expense																(10,040)
Profit for the period															₹	28,582
Depreciation, amortization and impairment															₹	8,405

Information on reportable segments for the three months ended March 31, 2025, is as follows:

	IT Services										IT Products		Reconciling Items		Total
	Americas 1		Americas 2		Europe		APMEA		Total
Revenue	₹	73,721	₹	68,582	₹	58,552	₹	23,598	₹	224,453	₹	813	₹	-	₹	225,266
Segment result		16,195		15,513		8,140		3,672		43,520		28		(211)		43,337
Unallocated										(4,250)						(4,250)
Segment result total									₹	39,270	₹	28	₹	(211)	₹	39,087
Finance expenses																(3,767)
Finance and other income																11,819
Share of net profit/(loss) of associate and joint venture accounted for using the equity method																291
Profit before tax															₹	47,430
Income tax expense																(11,549)
Profit for the period															₹	35,881
Depreciation, amortization and impairment															₹	7,217

Information on reportable segments for the year ended March 31, 2024, is as follows:

	IT Services										IT Products		Reconciling Items		Total
	Americas 1		Americas 2		Europe		APMEA		Total
Revenue	₹	268,230	₹	269,482	₹	253,927	₹	102,177	₹	893,816	₹	4,127	₹	-	₹	897,943
Segment result		59,364		59,163		33,354		12,619		164,500		(371)		(7,726)		156,403
Unallocated										(20,304)		-		-		(20,304)
Segment result total									₹	144,196	₹	(371)	₹	(7,726)	₹	136,099
Finance expense																(12,552)
Finance and other income																23,896
Share of net profit/(loss) of associate and joint venture accounted for using the equity method																(233)
Profit before tax															₹	147,210
Income tax expense																(36,089)
Profit for the year															₹	111,121
Depreciation, amortization and impairment															₹	34,071

Information on reportable segments for the year ended March 31, 2025, is as follows:

	IT Services										IT Products		Reconciling Items		Total
	Americas 1		Americas 2		Europe		APMEA		Total
Revenue	₹	281,824	₹	271,972	₹	240,077	₹	94,351	₹	888,224	₹	2,692	₹	-	₹	890,916
Segment result		58,186		61,326		29,434		12,850		161,796		(173)		(195)		161,428
Unallocated										(10,157)		-		-		(10,157)
Segment result total									₹	151,639	₹	(173)	₹	(195)	₹	151,271
Finance expense																(14,770)
Finance and other income																38,202
Share of net profit/(loss) of associate and joint venture accounted for using the equity method																254
Profit before tax															₹	174,957
Income tax expense																(42,777)
Profit for the year															₹	132,180
Depreciation, amortization and impairment															₹	29,579

Revenues from India, being Company’s country of domicile, is ₹ 5,575 and ₹ 5,271 for the three months ended March 31, 2024, and 2025, respectively and ₹ 23,484 and ₹ 20,699 for the year ended March 31, 2024, and 2025, respectively.

Revenues from United States of America and United Kingdom contributed more than 10% of Company’s total revenues as per table below:

	Three months ended March 31,				Year ended March 31,
	2024		2025		2024		2025
United States of America	₹	128,934	₹	136,385	₹	512,740	₹	529,943
United Kingdom		25,392		22,954		108,613		95,241

	₹	154,326	₹	159,339	₹	621,353	₹	625,184

No customer individually accounted for more than 10% of the revenues during the three months and year ended March 31, 2024 and 2025.

Management believes that it is currently not practicable to provide disclosure of geographical location wise assets, since the meaningful segregation of the available information is onerous.

Notes:

a)	“Reconciling Items” includes elimination of inter-segment transactions and other corporate activities.
b)	Revenue from sale of Company owned intellectual properties is reported as part of IT Services revenues.
c)

For the purpose of segment reporting, the Company has included the impact of “foreign exchange gains/(losses), net” in revenues, which is reported as a part of operating profit in the interim condensed consolidated statement of income.

d)	Restructuring cost of ₹ Nil and ₹ 6,814 for the three months and year ended March 31, 2024, respectively is included under Reconciling items.
e)	Reconciling Items for the three months and year ended March 31, 2024 includes employee costs of ₹ 921 towards outgoing CEO and Managing Director.
f)	“Unallocated” within IT Services segment results is after recognition of the below:

	Three months ended March 31,				Year ended March 31,
	2024		2025		2024		2025
Amortization and impairment expenses on intangible assets (Refer to Note 6)	₹	2,569	₹	1,631	₹	11,756	₹	7,909
Change in fair value of contingent consideration (Refer to Note 18)		(792)		(2)		(1,300)		(169)

Segment results of IT Services segment for the three and year ended March 31, 2024 are after considering additional amortization due to change in estimate of useful life of the customer-related intangibles in an earlier Business combination. (Refer to Note 6)

g)

Segment results of IT Services segment are after recognition of share-based compensation expense of ₹ 1,293 and ₹ 1,195 for the three months ended March 31, 2024 and 2025, respectively and ₹ 5,590 and ₹ 5,542 for the year ended March 31, 2024 and 2025 respectively.

h)

Segment results of IT Services segment are after recognition of (gain)/loss on sale of property, plant and equipment of ₹ 102 and ₹ 160 for the three months ended March 31, 2024 and 2025, respectively and ₹ (2,072) and ₹ (606) for the year ended March 31, 2024 and 2025 respectively.

29.	List of subsidiaries, associate and joint venture as at March 31, 2025 is provided below:

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation
Attune Consulting India Private Limited			India
Capco Technologies Private Limited			India
Wipro Technology Product Services Private Limited			India
Wipro Chengdu Limited			China
Wipro Holdings (UK) Limited			U.K.
Wipro HR Services India Private Limited			India
Wipro IT Services Bangladesh Limited			Bangladesh
Wipro IT Services UK Societas			U.K.
	Designit A/S		Denmark
		Designit Denmark A/S	Denmark
		Designit Germany GmbH	Germany
		Designit Oslo A/S	Norway
		Designit Spain Digital, S.L.U	Spain
		Designit T.L.V Ltd.	Israel
	Wipro Bahrain Limited Co. W.L.L		Bahrain

	Wipro Czech Republic IT Services s.r.o.		Czech Republic
	Wipro CRM Services (formerly known as Wipro 4C NV)		Belgium
		Wipro 4C Consulting France SAS	France
		Wipro CRM Services B.V. (formerly known as Wipro 4C Nederland B.V)	Netherlands
		Wipro CRM Services ApS	Denmark
		Wipro CRM Services UK Limited	U.K.
	Grove Holdings 2 S.á.r.l		Luxembourg
		Capco Solution Services GmbH	Germany
		The Capital Markets Company Italy Srl	Italy
		Capco Brasil Serviços E Consultoria Ltda	Brazil
		The Capital Markets Company BV (1)	Belgium
		Capco Consulting Middle East FZE (4)	UAE
	PT. WT Indonesia		Indonesia
	Rainbow Software LLC		Iraq
	Wipro Arabia Limited (2)		Saudi Arabia
		Women’s Business Park Technologies Limited (2)	Saudi Arabia
	Wipro Doha LLC		Qatar
	Wipro Financial Outsourcing Services Limited		U.K.
		Wipro UK Limited	U.K.
	Wipro Gulf LLC		Sultanate of Oman
	Wipro Holdings Hungary Korlátolt Felelősségű Társaság		Hungary
	Wipro Information Technology Netherlands BV.		Netherlands
		Wipro do Brasil Technologia Ltda (1)	Brazil
		Wipro Information Technology Kazakhstan LLP	Kazakhstan
		Wipro Outsourcing Services (Ireland) Limited	Ireland
		Wipro Portugal S.A. (1)	Portugal
		Wipro Solutions Canada Limited	Canada
		Wipro Technologies Limited	Russia
		Wipro Technologies Peru SAC	Peru
		Wipro Technologies W.T. Sociedad Anonima	Costa Rica
		Wipro Technology Chile SPA	Chile
		Applied Value Technologies B.V. (5)	Netherlands
	Wipro IT Service Ukraine, LLC		Ukraine
	Wipro IT Services Poland SP Z.O.O		Poland
	Wipro IT Services S.R.L.		Romania
	Wipro Regional Headquarter		Saudi Arabia
	Wipro Technologies Australia Pty Ltd		Australia
		Wipro Ampion Holdings Pty Ltd (1)	Australia
	Wipro Technologies SA		Argentina
	Wipro Technologies SA DE CV		Mexico
	Wipro Technologies South Africa (Proprietary) Limited		South Africa
		Wipro Technologies Nigeria Limited	Nigeria
	Wipro Technologies SRL		Romania
	Wipro (Thailand) Co. Limited		Thailand
Wipro Japan KK			Japan
Wipro Networks Pte Limited			Singapore
	Wipro (Dalian) Limited		China
	Wipro Technologies SDN BHD		Malaysia
	Applied Value Technologies Pte Limited (6)		Singapore
Wipro Overseas IT Services Private Limited			India
Wipro Philippines, Inc.			Philippines
Wipro Shanghai Limited			China

Wipro Trademarks Holding Limited			India
Wipro Travel Services Limited			India
Wipro VLSI Design Services India Private Limited			India
Wipro, LLC			USA
	Wipro Gallagher Solutions, LLC		USA
	Wipro Insurance Solutions, LLC		USA
	Wipro IT Services, LLC		USA
		Aggne Global Inc. (3)	USA
		Cardinal US Holdings, Inc.(1)	USA
		Edgile, LLC	USA
		HealthPlan Services, Inc. (1)	USA
		Infocrossing, LLC	USA
		International TechneGroup Incorporated (1)	USA
		Wipro NextGen Enterprise Inc. (1)	USA
		Rizing Intermediate Holdings, Inc. (1)	USA
		Wipro Appirio, Inc. (1)	USA
		Wipro Designit Services, Inc. (1)	USA
		Wipro Telecom Consulting LLC	USA
		Wipro VLSI Design Services, LLC	USA
		Applied Value Technologies, Inc. (7)	USA
Aggne Global IT Services Private Limited (3)			India
Wipro, Inc. (8)			USA
	Wipro Life Science Solutions, LLC (9)		USA

The Company controls ‘The Wipro SA Broad Based Ownership Scheme Trust’, ‘Wipro SA Broad Based Ownership Scheme SPV (RF) (PTY) LTD’ incorporated in South Africa and Wipro Foundation in India. All the above direct subsidiaries are 100% held by the Company except as mentioned in footnote (2) and (3) below.

(2) Wipro IT Services UK Societas holds 66.67% of the equity securities of Wipro Arabia Limited. Wipro Arabia Limited has acquired 45% of the equity securities of Women’s Business Park Technologies Limited on March 24, 2025 in addition to 55% of the equity securities held.

(3) The Company holds 60% of the equity securities of Aggne Global IT Services Private Limited and Wipro IT Services, LLC holds 60% of the equity securities of Aggne Global Inc.

(4) Capco Consulting Middle East FZE has been incorporated with effect from December 17, 2024 which is 100% held by Grove Holdings 2 S.á.r.l.

(5) Wipro Information Technology Netherlands BV. has acquired 100% of the equity securities of Applied Value Technologies B.V.

(6) Wipro Networks Pte Limited has acquired 100% of the equity securities of Applied Value Technologies Pte Limited

(7) Wipro IT Services, LLC has acquired 100% of the equity securities of Applied Value Technologies, Inc.

(8) Wipro, Inc. has been incorporated as a wholly-owned subsidiary of the Company with the effect from September 30, 2024.

(9) Wipro Life Science Solutions, LLC has been incorporated as a wholly-owned subsidiary of Wipro, Inc. with effect from October 10, 2024.

(1) Step Subsidiary details of Cardinal US Holdings, Inc., HealthPlan Services, Inc., International TechneGroup Incorporated, Wipro NextGen Enterprise Inc., Rizing Intermediate Holdings, Inc., The Capital Markets Company BV, Wipro Ampion Holdings Pty Ltd, Wipro Appirio, Inc., Wipro Designit Services, Inc., Wipro do Brasil Technologia Ltda and Wipro Portugal S.A. are as follows:

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation
Cardinal US Holdings, Inc.			USA
	Capco Consulting Services LLC		USA
	Capco RISC Consulting LLC		USA
	The Capital Markets Company LLC		USA
HealthPlan Services, Inc.			USA

	HealthPlan Services Insurance Agency, LLC		USA
International TechneGroup Incorporated			USA
	International TechneGroup Ltd.		U.K.
	ITI Proficiency Ltd		Israel
	MechWorks S.R.L.		Italy
Wipro NextGen Enterprise Inc.			USA
	LeanSwift AB		Sweden
Rizing Intermediate Holdings, Inc.			USA
	Rizing Lanka (Private) Ltd		Sri Lanka
		Attune Netherlands B.V. (11)	Netherlands
	Rizing Solutions Canada Inc.		Canada
	Rizing LLC		USA
		Aasonn Philippines Inc.	Philippines
		Rizing B.V.	Netherlands
		Rizing Consulting Ireland Limited	Ireland
		Rizing Consulting Pty Ltd.	Australia
		Rizing Geospatial LLC	USA
		Rizing GmbH	Germany
		Rizing Limited	U.K.
		Rizing Consulting USA, Inc. (10)	USA
		Rizing Pte Ltd. (11)	Singapore
The Capital Markets Company BV			Belgium
	CapAfric Consulting (Pty) Ltd		South Africa
	Capco Belgium BV		Belgium
	Capco Consultancy (Malaysia) Sdn. Bhd		Malaysia
	Capco Consultancy (Thailand) Ltd		Thailand
	Capco Consulting Singapore Pte. Ltd		Singapore
	Capco Greece Single Member P.C		Greece
	Capco Poland sp. z.o.o		Poland
	The Capital Markets Company (UK) Ltd		U.K.
	The Capital Markets Company GmbH		Germany
		Capco Austria GmbH	Austria
	The Capital Markets Company Limited		Hong Kong
	The Capital Markets Company Limited		Canada
	The Capital Markets Company S.á.r.l		Switzerland
		Andrion AG	Switzerland
	The Capital Markets Company S.A.S		France
	The Capital Markets Company s.r.o		Slovakia
Wipro Ampion Holdings Pty Ltd			Australia
	Wipro Revolution IT Pty Ltd		Australia
	Wipro Shelde Australia Pty Ltd		Australia
Wipro Appirio, Inc.			USA
	Wipro Appirio (Ireland) Limited		Ireland
		Wipro Appirio UK Limited	U.K.
	Topcoder, LLC.		USA
Wipro Designit Services, Inc.			USA
	Wipro Designit Services Limited		Ireland
Wipro do Brasil Technologia Ltda			Brazil
	Wipro do Brasil Servicos Ltda		Brazil
	Wipro Do Brasil Sistemas De Informatica Ltda		Brazil
Wipro Portugal S.A.			Portugal
	Wipro Technologies GmbH		Germany
		Wipro Business Solutions GmbH (11)	Germany
		Wipro IT Services Austria GmbH	Austria

(10) Attune Netherlands B.V transferred its entire shareholding in Rizing Consulting USA, Inc. to Rizing LLC, effective March 31, 2025.

(11) Step Subsidiary details of Attune Netherlands B.V., Rizing Pte Ltd., Wipro Business Solutions GmbH are as follows:

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation
Attune Netherlands B.V.			Netherlands
	Rizing Germany GmbH		Germany
	Attune Italia S.R.L		Italy
	Attune UK Ltd.		U.K.
Rizing Pte Ltd.			Singapore
	Rizing New Zealand Ltd.		New Zealand
	Rizing Philippines Inc.		Philippines
	Rizing SDN BHD		Malaysia
	Rizing Solutions Pty Ltd		Australia
Wipro Business Solutions GmbH			Germany
	Wipro Technology Solutions S.R.L		Romania

As at March 31, 2025, the Company held 43.7% interest in Drivestream Inc. and 27% interest in SDVerse LLC, accounted for using the equity method.

The list of controlled trusts are:

Name of the entity	Country of incorporation
Wipro Equity Reward Trust	India
Wipro Foundation	India

30.	Buyback of equity shares

During the year ended March 31, 2024, the Company concluded the buyback of 269,662,921 equity shares (at a price of ₹ 445 per equity share) as approved by the Board of Directors on April 27, 2023. This has resulted in a total cash outflow of ₹ 145,173 (including tax on buyback of ₹ 24,783 and transaction costs related to buyback of ₹ 390). In line with the requirement of the Companies Act, 2013, an amount of ₹ 3,768 and ₹ 141,405 has been utilized from share premium and retained earnings respectively. Further, capital redemption reserve (included in other reserves) of ₹ 539 (representing the nominal value of the shares bought back) has been created as an apportionment from retained earnings. Consequent to such buyback, the paid-up equity share capital has reduced by ₹ 539.

31.	Issue of bonus shares

During the year ended March 31, 2025, the Company concluded bonus issue in the ratio of 1:1 i.e.1 (one) bonus equity share of ₹ 2 each for every 1 (one) fully paid-up equity shares held (including ADS holders) as approved by the shareholders of the Company on November 21, 2024. Subsequently, on December 4, 2024, the Company allotted 5,232,094,402 equity shares (including ADS) to shareholders who held equity shares as on the record date of December 3, 2024. The Company also allotted 1:1 bonus equity share on 1,274,805 equity shares (including ADS) under allotment as on the record date. Consequently, ₹ 10,467 (representing par value of ₹ 2 per share) was transferred from capital redemption reserves, share premium and retained earnings to the share capital.

32.	During the year ended March 31, 2025, the Company paid an interim dividend of ₹ 6 per equity share (declared on January 17, 2025).

As per our report of even date attached	For and on behalf of the Board of Directors

for Deloitte Haskins & Sells LLP	Rishad A. Premji	Deepak M. Satwalekar	Srinivas Pallia
Chartered Accountants	Chairman	Director	Chief Executive Officer and
Firm Registration No: 117366W/W - 100018	(DIN: 02983899)	(DIN:00009627)	Managing Director
(DIN: 10574442)

Anand Subramanian	Aparna C. Iyer		M. Sanaulla Khan
Partner	Chief Financial Officer		Company Secretary
Membership No. 110815			Membership No.: F4129

Bengaluru
April 16, 2025